Filed with the Securities and Exchange Commission on January 25, 2007

Registration No.: 000-51819

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 8 TO

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL

BUSINESS ISSUERS

UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

ULTITEK, LTD.
(Name of small business issuer in its charter)

Nevada	20-2556241
(State or other jurisdiction of incorporation or formation)	(I.R.S. employer identification number)

560 Sylvan Avenue
Englewood Cliffs, NJ 07632
(Address of Principal Executive Offices)  (Zip Code)

Issuer’s telephone number: (201) 541-1700
Issuer’s facsimile number:  (201) 541-1778

Copies to:
The Sourlis Law Firm
Virginia K. Sourlis, Esq.
The Galleria
2 Bridge Avenue
Red Bank, New Jersey 07701
(732) 530-9007
www.SourlisLaw.com

Securities to be registered under Section 12(b) of the Act:        None

Securities to be registered under Section 12(g) of the Exchange Act:

Title of Each Class to be so registered	Name of Exchange on which Each Class is to be registered

Common Stock, $0.0001	N/A

FORWARD-LOOKING STATEMENTS

This Form 10-SB contains forward-looking statements that involve risks and uncertainties. You can identify these statements by the use of forward-looking words such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” or other similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or financial condition or state other “forward-looking” information. We believe that it is important to communicate our future expectations to our investors. However there may be events in the future that we are unable to accurately predict or control. Those events as well as any cautionary language in this registration statement provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You should be aware that the occurrence of the events described in this Form 10-SB could have a material adverse effect on our business, operating results and financial condition, control, including, among others, seasonal aspects

GENERAL

ULTITEK, LTD., a Nevada corporation (the “Company” or “Ultitek”), seeks to become a reporting company and is filing this Form 10-SB, as amended, on a voluntary basis. The Company intends to voluntarily file periodic reports even if its obligation to file such reports is suspended under the Exchange Act of 1934, as amended (the “Exchange Act”).

In this registration statement, the terms “Ultitek”, “Company,” “we,” “our,” and “us” refer to Ultitek, Ltd. (“Ultitek”) and collectively to Ultitek and Transport Automation Information Systems (“TAIS”), a wholly owned subsidiary of Ultitek, as acquired by Ultitek on March 11, 2005.

Part I

ITEM 1. DESCRIPTION OF BUSINESS.

History

Ultitek was incorporated in the State of Delaware on January 11, 2005. On March 11, 2005, the Company was reincorporated in the State of Nevada.

Also on March 11, 2005, the Company entered into a merger agreement with Transport Automation Information Systems, a Russian company (“TAIS”), pursuant to which we acquired all of the issued and outstanding shares of TAIS in exchange for 15,000,000 shares of the Company’s common stock. In connection with the merger, TAIS became a wholly-owned subsidiary of the Company. We operate all of our business through TAIS.

Located in Russia, TAIS owns, operates, sells and maintains an airline operating, reservation and distribution software system in Eastern Europe. TAIS is one of the largest multi-hosting airline reservation companies in the world based upon the number of airlines currently utilizing the system.

Common Stock

Our common stock is listed for trading on the Pink Sheets maintained by the NASD under the symbol “UITK”. There is no active trading in the Company’s common stock. Upon the effectiveness of this registration statement, the Company intends to request that a broker-dealer / market maker submit an application to the NASD in order to make a market for the Company's shares and for the shares to be quoted on the OTC Bulletin Board. Stocks traded on the OTC and pink sheets are usually thinly traded, highly volatile, and not followed by analysis. Investors in our stock may experience a loss or liquidity problem with their share holdings.

Our Principal Products and Services

We operate a completely independent reservation, global distribution, and airline operation system. Essentially, computer reservation systems and global travel distribution systems were partly or completely owned and hosted by a few large airlines. The remaining airlines are guests using these systems to have their information stored on the system hosted by a competitor who charges significant user fees while accumulating proprietary and confidential information of the guest airline. There are approximately ten large airlines with their own system, which host the other 990 regional, mid-size and small airlines. We have a product that will provide these airlines a state-of-the-art system that is efficient, less costly and allows them to maintain their proprietary information.

The Company’s software, known as the ULTITEK System (“ULTITEK System”), consists of the following systems:

●     Computerized Reservation System (“CRS”). The Computer Reservations System is the module primarily designed to maintain seats inventory for airlines and to assist travel agencies book seats and other travel. Computerized Reservation System has a wide range of travel agency solutions, with an easy graphical interface including tools to run a travel agency productively.

●     Global Distribution System (“GDS”). The Global Distribution System is designed to disseminate flight schedules, seating availability, and pricing information electronically to customers. Modules provide solutions that meet the booking needs of travel agencies or in-house corporate travel departments.

●     Airline Operations System (“AOS”). The Airline Operations System allows a subscriber airline to manage every aspect of the airline’s operations, which makes ULTITEK a complete solution.

●     Departure Control System (“DCS”). The Departure Control System controls passenger registration and identification, boarding passes and seating assignments.

The ULTITEK System will also include (a) a complete accounting system, including revenue management, yield management, accounts payable, accounts receivable, general ledger and cost accounting; (b) inventory control for the number of seats available on a flight; (c) inventory control for spare parts and other miscellaneous components; (d) maintenance; (e) fixed assets; (f) purchasing; (g) airport departure control (including control of boarding passes); (h) inter-airline clearing facility with electronic funds transfer; (i) aircraft dispatching; (j) crew management/scheduling; (k) airplane equipment inventory; (l) miscellaneous supplies and logistics; (m) inter-city long haul bus station/scheduling/reservation system; (n) reservations via Internet; (o) theater tickets sales; (p) multilingual features; (q) access to hotel reservations; (r) access to car rental reservations; (s) access to other tour operators; (t) frequent flyer programs; and (u) charter airline management modules.

The ULTITEK System is currently accredited by International Air Transport Association (“IATA”) defined as a Computerized Reservation System and has an IATA designated code. ULTITEK system communicates with most distribution systems worldwide.

The ULTITEK System initially will be available in English and Russian. Subsequently, language modules will include French, German, Spanish, and other languages, as necessary, for ease of use and to support international marketing efforts at an anticipated cost ranging from $300,000 to $500,000 per additional language module.

The ULTITEK System also offers (i) compatibility with standard technologies to facilitate integration into any agency environment; (ii) travel documents, ranging from a single ticket for multi airline bookings to boarding passes, car vouchers, itinerary information, invoices and tickets; and (iii) a state-of-the-art, real time approach to distributed data-bases.

Travel agents and the general public will have multiple communication paths, including Internet access to each of the appropriate system modules all of which will have security features allowing only authorized personnel to perform functions and access information based upon their security level. Seamless connectivity is a key to the ULTITEK System. Currently, travel agents usually access a database that holds comprehensive information which is submitted and updated on a set schedule by travel providers. The ULTITEK System will enable agents to connect directly and seamlessly into a real-time system that has the most up-to-date information about availability, rates, conditions, etc.

ULTITEK will provide a virtual private network based on the Internet. This feature will allow ULTITEK’s Systems the ability to issue tickets for trips involving the subscriber airline or multiple airlines and act as a clearinghouse. Tickets may be issued as e-tickets, smart-card tickets, or via hard copy at a travel agency. This feature allows corporations to make their own reservations and issue tickets at the travel agency of their choice.

Communication capabilities are an important part of our product. There will be a state-of-the-art virtual private network communications infrastructure for a global network. This design approach generates significant communications savings to the subscriber airline. All that is required is dual high-speed Internet connection. The ULTITEK global network connections will link providers and users. It will be designed to support the massive, high-speed transmission of data, voice and video, with numerous back-up and security mechanisms to route data around the world. There will also be a diverse array of promotional opportunities for airlines and tour operators, ranging from weather forecasts to destination city information.

Hardware sales will be offered as a service, if requested by the subscriber.

Revenue

We generate revenue through our licensing of the ULTITEK System to subscriber airlines and through our support and maintenance fees and consulting agreements. We currently have approximately 24 licensing agreements with reservation centers throughout the former Soviet Union servicing 62 airlines and over 5,000 travel agents. We also license our software directly to three airlines in the former Soviet Union which includes us providing support services to them on a time and material basis. Our agreements provide for a one time lump sum licensing fee ranging between $10,000 and $100,000 depending on the number of locations, volume of passengers, number of servers, number of computers and the like. In addition, we offer separate maintenance agreements based on time and material, which agreements are renewable annually, and we sell upgrades of our software to the reservation centers, airports, theaters and our other customers.

As of September 30, 2006, we had $69,043 cash on hand and had a net loss of $6,997,319.

Summary Financial Information

The table below summarizes our (i) unaudited balance sheet at September 30, 2006, (ii) audited balance sheet at December 31, 2005, compared to December 31, 2004 and (iii) our statement of operations for the unaudited nine month period ended September 30, 2006 compared to September 30, 2005 and the audited year ended December 31, 2005 compared to December 31, 2004. Prior to our acquisition of TAIS on March 11, 2005, we were a non-operating “shell” corporation. For financial statement purposes, the merger has been reflected as though it occurred on January 1, 2004 and the historical statements prior to the date of merger are those of TAIS.

These amounts are shown as restated. See Note A to the Consolidated Financial Statements included in this Registration Statement on Form 10-SB:

	At September 30, 2006	At December 31,
	(Restated) (Unaudited)	2005 (Restated) (Audited)	2004 (Audited)
Balance Sheet:
Cash	$69,043	$60,324	$14,801
Total Assets	$1,305,399	$896,646	$132,449
Total Liabilities	$1,293,124	$535,659	$110,735
Total Stockholders’ Equity	$12,275	$360,987	$21,714

	For the Nine Months Ended September 30,		For the Fiscal Year Ended December 31,
	2006 (Restated) (Unaudited)	2005 (Restated) (Unaudited)	2005 (Restated) (Audited)	2004 (Audited)
Statement of Operations:
Revenue	$1,109,950	$1,089,152	$1,171,797	$835,786
Net Loss	$(6,997,319)	$(446,474)	$(1,029,012)	$(7,510)
Net Loss Per Share of Common Stock	$(0.10)	$(0.01)	$(0.03)	$(0.01)

Security Features

The ULTITEK System provides airlines the technology infrastructure required for implementing improved security procedures. The distributed, confederated database technology provides data warehousing capabilities that can be used as a repository of government agency provided information (photographs and other data) about known terrorists and other individuals posing a threat or risk to carriers and their passengers. This data can be used to identify possible threats when reservations and/or bookings are made and to notify appropriate authorities as well as to flag gate agents and airport security officers.

Because the system is Web enabled and readily handles images, passenger identify checks (assuming availability of base data and compliance with all applicable international conventions, local laws and civil liberty protections in force in each host location) can be implemented at the check in counter, where presented photo ids can be verified against documents of record in the system, and at the boarding gate to assure that a boarding pass issued to one individual is not being presented by another.

Background

In 1968, Aeroflot, the largest airline in the world, commenced development of a system to operate its entire operation. The system was named SIREN I. In 1972, the system was installed in all Moscow airports. In 1982, the system was upgraded and SIREN II was released on Russian-based mainframes. Moscow alone handles 20 million passengers a year on this system. In 1989, after the Soviet Union break up, a company called TAIS was established and the existing development team stayed on and created a new version of the system on a UNIX based operating system thereby making it capable of running on any modern hardware platform available in the world. TAIS maintained and enhanced the system and currently supports over 30 computer reservation centers with 62 airlines and over 5,000 travel agents.

In March 2005, through a share exchange agreement, we obtained 100% of the stock in TAIS. Since the 1940s, airlines have sought to automate and streamline their reservations systems and develop markets via electronic-mechanical services and systems. In 1978, the travel industry changed dramatically when the U.S. deregulated its airlines and let carriers set whatever routes and rates they wanted. This sparked a series of competitive fare wars and customer incentive plans. Subsequently, the same deregulation occurred in Europe and Asia. Deregulation has been a stimulus for airline growth worldwide. This combination will lead to continued market growth for Computerized Reservation System and Global Distribution System providers. Also, the Internet continues to provide market growth potential.

Regional airlines, which initially filled the voids by big airlines after deregulation, have found several material advantages by being smaller. However, the advantages do not include the expensive reservation systems that are owned by their large competitors.

Because we are neither airline-owned nor affiliated, our subscriber airlines can rely on the confidentiality of their proprietary information. Confidentiality, significant price savings and state-of-the-art technology will make us an attractive option for any size airline.

Technology

The ULTITEK System is based on multi-tier client server technology, which is far ahead of the mainframe-based technology of our competitors. The cost per transaction using a mainframe-based technology is higher because it is more expensive to maintain and program, than using a UNIX service based machine that involves new technology and less expensive to maintain and program. The database and server applications are hosted on high availability UNIX servers (systems available from all manufacturers), or on Intel based platforms running LINUX or SCO UNIX. Since our system is Web enabled, the user’s access to the system can be through any computer capable of running a Web browser with 128-bit encryption. In a multi-client server technology, multiple users can be on the same system accessing the same or different information through passwords and permissions granted. The applications are written in Basic, C and C++, all of which are well documented and easily maintained. Relational database technology replicated across globally distributed and confederated servers assures security and disaster recovery. Inter-server and server to client communications are provided by Internet-based virtual private network technology. Clients can also access the system via private networks and/or point-to-point communications. Our customers will have the option of acquiring and operating their own system, or of having their system hosted by us at our three globally distributed data centers. We will also provide hot back up and disaster recovery services for customers that operate their own data centers. Our hot back up service encompasses three computer system back-ups located in three different parts of the world, Moscow, United States and France. Our hot back up service provides an automatic switch over to one of these three computer systems should any one of our customers’ experience an emergency and the need to continue using the system. Our back up system is “hot” meaning in the event of an emergency; the system recognizes the problem and automatically switches the customer’s system over to one of the back up systems so the customer can continue utilizing the service without having to do anything.

We do not expect to incur significant research and development expenses with respect to our software. At this point, we do not anticipate significant changes in research and development for our software. Consequently, any significant increases in research and development will be predicated entirely upon the particular circumstances of any acquisitions that we make, including the state of development of the technology, the complexity and the requirement for modification or integration with other solutions.

Competition

A wave of code-sharing agreements (which allow carriers to book each others’ seats) and powerful scheduling and marketing pacts between top airlines has created a tight market for Computerized Reservation Systems and Global Distribution Systems.

The Computerized Reservation System and Global Distribution System industry major market participants that control the industry which are airline related or owned are:

(i)	Sabre

Sabre is a publicly traded company (Symbol: TSG). Formerly American Airlines Holdings owned approximately 85% of Sabre and spun it off as a separate company. Sabre controls a major portion of the travel reservations industry. Formerly operating as The Sabre Group Holdings, this Fort Worth, Texas based group operates one of the world’s largest computerized travel reservations system (CRS). Sabre handles more than 400 million bookings each year and is used by travel agencies and corporate travel departments to book airline tickets and make rental car and hotel reservations. Individual consumers can accomplish the same by using Sabre’s Travelocity web site, a service that includes currency converters, destination guides, maps and weather forecasts. To expand its international profile Sabre formed a joint venture with Abacus International to manage travel in the Asia-Pacific region. To date, however, Sabre has little presence in Asia and Africa. The Company’s customers are primarily located in the United States, Europe, Canada and Latin America, and are concentrated in the travel industry.

(ii)	Galileo

Galileo is owned by Cendant, the hospitality company. The Rosemont, Illinois-based Company operates one of the world’s largest computerized travel reservations system (CRS) for the travel industry behind Sabre. The Company completed approximately 350 million bookings in 1998, representing an estimated $60 billion in travel services. The Company has grown through acquisitions, including Apollo Travel Services, Swissair’s Traviswiss system, and KLM’s Galileo Netherlands operations.

(iii)	Amadeus

Currently, Amadeus is not a reservation system but one of the largest Global Distribution System (GDS) companies in the world. A global travel distribution system distributes travel information. It is estimated that over $700 million was spent initially to develop this distribution system. On October 1, 1999 Amadeus completed an IPO to raise 900 million Euros to complete this project. Founded in 1987, and fully operational from 1992, Amadeus became a public listed company in 1999. Currently, three founder airline shareholders hold 59.92% of the company in the following proportions: Air France (23.36%), Iberia (18.28%) and Lufthansa (18.28%). The remaining 40.08% of shares are held publicly. Operations are located in Europe.

(iv)	Worldspan

Worldspan is owned by affiliates of Delta Air Lines, Inc., Northwest Airlines and Trans World Airlines, Inc. Its world headquarters is located in Atlanta, Georgia with international headquarters in London, England, which services and supports customers in Europe, Africa, the Middle East and the Asia Pacific. Worldspan International, Inc., Toronto, Canada and Worldspan de Mexico, Mexico City are its subsidiaries.

(v)	Abacus

Established in May 1988, with its headquarters in Singapore, Abacus International Holdings, which has a 65 percent stake in Abacus International, is jointly owned by Asian airlines - All Nippon Airways, Cathay Pacific Airways, China Airways, EVA Airways, Garuda Indonesia, Hong Kong Dragon Airlines, Malaysia Airlines, Philippine Airlines, Royal Brunei Airlines, Silk Air and Singapore Airlines. In February 1998, Sabre, formed a strategic alliance with Abacus by taking a 35 percent equity investment in Abacus. Abacus’ core Computerized Reservation System functions focuses on the distribution of airline, hotel, car rental and cruise companies. Abacus also provides travel-related information through the Timatic regulations, facilities for credit card validation, currency conversion and the checking of excess baggage rates.

(vi)	Gabriel

Gabriel Passenger Management is the world’s largest international multi-hosting systems, providing users with passenger reservation and management information. Most of its business is done in Europe. Operating on a shared mainframe system, customers are charged on a transaction basis and the company claims it keeps the security and confidentiality of its customers in mind. It has links to associated modules such as fares, check in, baggage, and ticketing. Gabriel is owned by consortium of airlines.

(vii)	Other hosted solutions

Several large airlines provide hosting facility for the inventory system to the small airlines. That means the entire database of their routes, schedules, statistics and other very sensitive data are completely available to the competing airline.

Our Marketing Strategy

We plan to capitalize on our strategy by providing the industry a complete turnkey solution to airlines (initially, small to medium sized airlines). This solution will encompass the Computerized Reservation System, Global Distribution System, Airline Operations System and Departure Control System requirements of airlines. Heretofore, airlines without the resources to fund their own information technology utilize the resources of larger airlines or subscribed to Sabre, Galileo, Worldspan, etc., to meet their needs. Moreover, the systems work on large mainframe computers and all application requirements are not integrated. Our solution was developed on state of the art hardware and software and is totally integrated. The result is a solution that is less expensive, more comprehensive and more flexible than the present competition.

TAIS maintained and enhanced the system and currently supports over 24 computer reservation centers with 62 airlines and over 5,000 travel agents. We directly license our software to three airlines in the former Soviet Union which includes us support services to them on a time and material basis.

We will grant a nonexclusive license of the ULTITEK System to a subscriber airline which can use the system independently or have it hosted by us which is an independent airline service provider as opposed to being hosted by a competitor airline.

Our strategy is to:

(a)	Focus on the Airline Carrier market segment;
(b)	Provide direct public Internet based reservations and ticketing;
(c)	Emphasize system sales and distribution access to travel agencies after initial market penetration has been achieved;
(d)	Provide Internet/Intranet/Extranet based corporate travel systems;
(e)	Provide a suite of products to the travel industry.

The marketing strategy is based on the fact that we will provide the only alternative in an oligopolistic marketplace. A marketing program for the product will be launched to establish image awareness. Our suite of products is designed to work together and offer strong flexible controls. Subscriber airlines will be most receptive to a totally integrated and independent computerized travel reservations system (CRS) and an airline operations system (AOS). We also allow subscriber airlines to target specific travel agents with customized offers to maximize the value of strategic promotions, incentives and deals.

We will develop a suite of browser-based corporate products to draw a share of ever increasing Internet bookings. Our most important initial group of customers will be airlines that are now captives of their high-priced competitors. Additionally, travel agents and other travel related segments will be targeted utilizing our Global Distribution System. Over 5,000 travel agents currently use the present system on which our product is based.

After aircraft, information technology is the largest cost component of an airline. We will focus on high-technology software, services and networking and sell to the large, medium and small airlines.

Competitive Edge

Our product has handled more passengers than any other airline information system. Our product is a state of the art software system with a relational database that allows us to adopt the latest customer needs. Our main competitors use mainframes which are expensive and antiquated and can’t perform such tasks without great expense and delay. In addition, mainframe based reservation systems were never designed to respond to high speed automated relational queries driven by hundreds of millions of users.

Our competitive advantages include:

(i)	airline independence;

(ii)	our own secure environment;

(iii)	total solution including Computerized Reservation System, Global Distribution System, Airline Operations System;

(iv)	purchase and hosted solutions available;

(v)	hardware independent;

(vi)	lower cost;

(vii)	Internet, Extranet and Intranet solutions;

(viii)	Multi-lingual user interfaces;

(ix)	Customized solutions; and

(x)	Disaster recovery support.

Registered Patents

We have the following registered patents with the Russian Federation Agency for Patents and Trademarks:

980401 - “Agent” subsystem for reservation
980402 - “Station” reservations administrator station
980403 - “Resurs” inventory control subsystem
990270 - “TEMUL98” Terminal emulator
990271 - “Sirin” Multi-hosting interface
990272 - “SP” Network processor
2002611315 - “SIRIN” Airline Global Distribution System
2002611388 - “TARAS” Tariff subsystem for “SIRIN”
2004610897 - “Autovokzal-2” Intercity Bus Terminal Management System

Pricing Strategy

Our product pricing is determined by its focus on entering an oligopolistic market. We will aim at the 1,000 strong airline markets with prices which will generate significant savings to airlines. We do not expect that any price changes by competitors will affect our ability to license our product because airlines prefer their information and data independence over pricing.

The ULTITEK System is licensed by module. The average licensing agreement to the small airline is anticipated to generate approximately $10 million in licensing fees over the life of the license agreement. Financing and leasing programs are available.

Leasing is the standard approach and we will provide leasing referral assistance to airlines. The lease is amortized over a five-year period. During this period the above sample airline would spend $25 million on a conventional computerized travel reservations system (CRS) without the additional benefit of owning the system and having a complete airline operations module that covers from reservations to accounting. Over a ten year term the subscriber would save almost twenty million dollars in cost.

As with most major software installations, there will be a maintenance charge of 1.5% or $150,000 per month based on the list price of software.

There will be a royalty charge of 1% or $100,000 per year on the sale of a system. We anticipate that our revenue generated by licensing agreements, installation charges; ongoing maintenance fees will increase as we expand outside the Soviet Union. Currently there are only a few competitors outside of the Soviet Union who offer much higher prices; therefore, we believe we can offer a better software product at commercially reasonable and competitive prices.

If an airline chooses to be hosted by us, there will be transaction charges that are much lower than those charged by current Computerized Reservation System providers. Pricing will reflect a minimum fee per booking.

We are not in the business of selling hardware but will assist new customers in addressing hardware requirements if so requested. In such events, we will make hardware available either for sale or for lease from the hardware vendor.

Consulting contracts for custom enhancements and modifications are anticipated to generate significant revenue. Today, an average hourly rate is well in excess of $200 per hour. Basic training will be included in the price of the system. Additional or special training needs will be priced on a case-by-case basis.

We currently have approximately 24 licensing agreements with reservation centers throughout the former Soviet Union. Our agreements range from three to five years and provide for a one time lump sum licensing fee ranging between $10,000 and $100,000 depending on the number of locations, volume of passengers, number of servers, number of computers and the like. In addition, we offer a separate maintenance agreement based on time and material, which agreements are renewable automatically and we sell upgrades of our software to the reservation centers, airports, theaters and our other customers. We directly license our software to three airlines in the former Soviet Union which includes us providing support services to them on a time and material basis.

Promotion Strategy

Our pre- and post-product-launch promotional campaign will include:

●	Trade show exhibits;

●	Promotional literature;

●	Advertising in industry publications, and selected public media;

●	Direct marketing;

●	Website advertising;

●	Seminars; and

●	Distribution of promotional items.

A 24 hours sales desk will be available to answer marketing calls generated by promotional literature and other marketing efforts. We will utilize services of a major advertising agency to develop and oversee our promotional campaign.

No active market for our common stock

Our common stock is listed for trading on the Pink Sheets maintained by the NASD under the symbol “UITK”. There is no active trading in the Company’s common stock. Upon the effectiveness of this registration statement, the Company intends to request that a broker-dealer / market maker submit an application to the NASD in order to make a market for the Company's shares and for the shares to be quoted on the OTC Bulletin Board. The Company’s application will consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 of the Securities Exchange Act. Inclusion on the OTC Bulletin Board will permit price quotations for the Company's shares to be published by such service. There can be no assurance that the application will be accepted or that the shares will be traded in the public market. Also, secondary trading of the Company's shares may be subject to certain state imposed restrictions. Except for being included in the pink sheets and making applying to have its shares quoted on the OTC Bulletin Board, there are no plans, proposals, arrangements or understandings with any person concerning the development of a trading market in any of the Company's securities.

The ability of individual stockholders to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, the Company has no plans to register its securities in any particular state. Further, the Company's shares most likely will be subject to the provisions of Section 15(g) and Rule 15g- 9of the Exchange Act, commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

The SEC generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the SEC; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the SEC. Broker- dealers who sell penny stocks to persons other than established customers and accredited investors (generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse), are subject to additional sales practice requirements.

For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent to clients disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of stockholders to sell their shares.

Employees

As of January 24, 2007, the Company had 60 full-time employees, 50 of whom are programmers, system analysts and designers and 10 of whom is support and administration staff. All of our 60 full-time employees are located in Moscow. We also retain four consulting firms in Moscow from time to time who utilize an aggregate of approximately 225 consultants to provide programming services on per project basis. We pay our consulting firms a range of $2,000 to $200,000 per project, depending on the complexity and length of the engagement and number of consultants utilized on a particular project. In 2005, we paid an aggregate of $739,439 in consulting fees.

Available Information

With the filing of this registration statement, we are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), and, accordingly, will file periodic reports, including quarterly and annual reports and other information with the Securities and Exchange Commission (the Commission). Such reports and other information may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically. The address of the website is http://www.sec.gov.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Basis of Presentation

The following discussion and analysis is based on the audited financial statements for the years ended December 31, 2005 and 2004 and on the unaudited financial statements for the nine months ended September 30, 2006 and 2005 of ULTITEK, LTD. (“Ultitek,” the “Company,” “our,” or “we”), and its wholly-owned subsidiary, TAIS. All significant inter-company amounts have been eliminated. In the opinion of management, the audited financial statements presented herein reflect all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation. Interim results are not necessary indicative of results to be expected for the entire year.

We prepare our financial statements in accordance with generally accepted accounting principles, which require that management make estimates and assumptions that affect reported amounts. Actual results could differ from these estimates.

Certain of the statements contained below are forward-looking statements (rather than historical facts) that are subject to risks and uncertainties that could cause actual results to differ materially from such forward-looking statements.

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations gives effect to the restatement of the Company’s previously filed financial statements as discussed in Note A to the Consolidated Financial Statements filed with this Amendment.

The following summarizes the restatements:

	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
	March 31, 2006		March 31, 2005		June 30, 2006		June 30, 2005
	As Reported	As Restated	As Reported	As Restated	As Reported	As Restated	As Reported	As Restated

Prepaid expenses (5)	$135,342	$276,342			$219,146	$336,146
7% Convertible debenture (1)	$70,000	$40,883			363,570	323,266
Common stock (2)	6,979	6,992			$6,979	$7,059
Additional paid in capital (2) (3) (4) (5)	1,007,471	6,280,758			1,192,381	7,910,208
Selling general and administrative Expenses (2) (3)	810,261	5,810,621	$27,196	$576,466	1,071,237	6,779,371	$120,193	$669,443
Interest Expense (4)	815	152,721			10,205	587,207
Accrued salaries and wages (2)	274,275	20,000			249,550	49,550
Retained earnings (deficit)	(1,250,959)	(6,303,177)			(1,406,433)	(7,767,036)

Earnings per share	$(0.01)	$(0.09)	$(0.01)	$(0.04)	$(0.02)	$(0.10)	$(0.01)	$(0.02)

	Three Months Ended September 30, 2006		Nine Months Ended September 30, 2006
	As Reported	As Restated	As Reported	As Restated

Prepaid expenses (5)	$220,381	$289,381	$220,381	$289,381
7% Convertible debenture (1)	365,388	329,921	365,388	329,921
Additional paid in capital (2) (3) (4) (5)	2,483,406	8,010,063	2,483,406	8,010,063
Selling general and administrative Expenses (2) (3)			1,617,522	6,454,726
Interest Expense (4)	8,834	593,812	19,039	604,017
Accrued salaries and wages (2)
Retained earnings (deficit)	(2,601,777)	(8,023,958)	(2,601,777)	(8,023,958)

Earnings per share	$(0.01)	$(0.08)	$(0.02)	$(0.08)

	Year Ended
	December 31, 2005
	As Reported	As Restated

Common stock (2)	$5,579	$5,619
Additional paid in capital (2) (3)	229,721	1,363,931
Selling general and administrative expenses (2) (3) (5)	330,342	979,592
Accrued salaries and wages (2)	219,133	19,133
Retained earnings (deficit)	(377,389)	(1,029,012)
Earnings per share	$(0.01)	$(0.03)

Notes:
(1)
Restated to give effect to the fair value of the warrants associated with the convertible debentures. The Company initially recorded the debentures at their face amount and did not record the relative fair value of the warrants. This restatement is to reduce the face value of the debenture and increase Additional paid-in capital based upon the relative fair value of the warrants in accordance with Accounting Principles Board Opinion 14. The total initial relative fair value of the warrants was determined to $251,283. The relative fair values of the warrants are being amortized into interest expense over the lives of the debentures. In determining the relative fair value of the warrants, the Company utilized the Black-Scholes option pricing model.

(2)
Restated to account for consulting contracts. The Company has agreements to pay the four former owners of TAIS a total of $400,000 per year, payable in stock or cash. The Company restated its financial statements to record the contracts at the dollar value of the contracts. The Company also has restated its financial statements to reflect the common stock issuable under these contracts as issued rather than as liabiliities.

(3)
Revaluation of shares issued to officers and directors, revaluation of options and warrants as a result of using the market price of the stock as traded on the “Pink Sheets” and the resulting change in volatility. The Company initially valued these shares at $70,000, revalued the shares to $132,000 based upon an independent valuation analysis and finally revalued the shares to $3,500,000 based upon the price traded on the “Pink Sheets”. The Company also revalued its options and warrants issued to officers and directors. The Company utilized the Black-Scholes option pricing model. The initial input in the model utilized the stock price determined by the independent valuation analysis rather than the “Pink Sheet” price. The initial Black-Scholes value of the options and warrants was $686,300 and the revised Black-Scholes value of the options and warrants was $2,022,651.

(4)
Restated to give effect to beneficial conversion feature relating to convertible debentures. The Company initially determined that no beneficial conversion features existed utilizing the stock prices computed in the independent valuation analysis. The Company revised its computation to utilize the “Pink Sheet” trading price of the stock. As a result of this revised computation, beneficial conversion features of $573,783 during the nine months ended September 30, 2006 were recognized.

(5)
Restated to revise the valuation of legal services which were initially recorded at $75,000, which was the determined value of the services received, to $360,000, which was the price traded on the “Pink Sheets”. The legal fees were prepaid in 2005 and are being amortized as the services are being performed. For the nine months ended September 30, 2006, $216,000 of these prepaid legal fees were expenses as the services were rendered.

Business Overview

Ultitek was originally incorporated in the State of Delaware on January 11, 2005. On March 11, 2005, the Company was reincorporated in the State of Nevada. Also on March 11, 2005, the Company entered into a share exchange agreement with Transport Automation Information Systems (TAIS) pursuant to which the Company exchanged 15,000,000 shares of the Company’s common stock for all of the issued and outstanding shares of TAIS. In connection with the merger, TAIS became a wholly owned subsidiary of the Company. Through TAIS, the Company owns and operates the ULTITEK System consisting of a Computerized Reservation System, a Global Distribution System, and operation systems for the airlines, to be marketed worldwide.

Prior to the merger, the Company was a non-operating “shell” corporation. For financial statement purposes, the merger has been reflected in the financial statements and below as though it occurred on January 1, 2004. The historical statements prior to the date of merger are those of TAIS. Since the merger is a recapitalization and not a business combination, pro-forma information is not presented.

Industry Overview

The airline industry has undergone significant changes in recent years with a number of trends emerging that have had a significant impact on the marketplace. These trends have caused convergence of flight operations management systems as it relates to airspace management and the different functions required to efficiently manage an airline’s operations. The major trends are:

•	Significant increases in operating costs including labor, insurance and, most recently, security and fuel;
•	Rationalization of routes by the major network carriers in response to the general economic conditions and the increased competition from low fare carriers;

•	Strategic investments by airlines in the areas of operational planning, control, revenue and network management and customer loyalty;
•	Alliances of major airlines and their associated regional carriers creating virtual buying groups and substantial new competitors in market segments in which the individual airlines were weak;
•	Increased outsourcing of non-core business activities as a means of reducing costs.

The effects of convergence and the development of hardware technology, operating systems and wireless technology should continue the trend toward the creation of a real-time integrated operations control system wherein the air traffic control authorities, airline operations centers and pilots all have the same information available to make decisions and can seamlessly communicate and implement those decisions throughout their networks.

Airline passenger traffic during the last fiscal year continued to recover after the tragic events of September 11, 2001 and the viral epidemic Severe Acute Respiratory Syndrome (SARS) early in 2003. However, the lingering effects of these events continue to depress the industry. Traffic has started to recover worldwide, in many regions such as North America and Europe, but ticket prices and yields have remained depressed due to the continued penetration of low cost carriers and the overcapacity of seats.

The more recent recovery and industry restructuring among airlines and the drive for increased operational efficiency within the airlines, has led to a significant increase in interest for certain products and services that we offer.

Market Trends

Trends in the airline industry have created a market for firms capable of creating a fully integrated operations management system that performs all of the following required functions in an integrated fashion:

•	Flight Planning
•	Aircraft Performance
•	Aeronautical Charts
•	Airline Schedule and Commercial Planning
•	Crew Scheduling
•	Aircraft Maintenance
•	Ground Operations
•	Reservations

The flight support business is facing a technical paradigm shift, gradually moving from paper products to electronic solutions. Changes in customer requirements regarding functionality and interactivity are resulting in the combination of aeronautical data and software, in “paperless” operational use.

This will change the business model for providers of flight operations solutions and we think will result in further industry consolidation.

Liquidity and Capital Resources

As of September 30, 2006, we had $69,043 cash on hand and had a net loss of $6,997,319. We have financed our operations to date from loans, the sale of equity securities and through revenues.

As of March 31, 2006, we had received an aggregate of $120,000 through loans and $166,300 from investors through the private sale of common stock in offerings exempt from the registration requirements of the Securities Act of 1933, as amended, under Rule 504 of Regulation D promulgated thereunder.

On July 15, 2005, the Company borrowed $50,000 from an individual who is indirectly related to the President of the Company. The note evidencing this debt bore interest at the rate of 5% per annum, was unsecured and due by July 15, 2006 and was repaid in full prior to its stated maturity date.

On February 14, 2006, the Company borrowed $70,000 under a 7% Convertible Debenture due 60 months from the date of execution. The debenture is convertible at the holder’s option at $0.02 per share. Additionally, we issued a five year warrant to the holder to purchase 3,500,000 shares at $0.02 per share. The warrant is protected by anti-dilution provisions.

On May 3, 2006, the Company issued a 7% $500,000 Convertible Debenture due 2013. The Debenture is unsecured, bears interest at the 7% per annum and is payable at the holder’s option in either cash and or stock, at a rate of $0.05 per share. Additionally, the Company issued the holder a seven-year warrant for 10,000,000 shares which are immediately exercisable. The conversion privileges are protected by anti-dilution provisions.

We do not expect to incur significant marketing or expansion expenses with respect to the sale of ULTITEK Systems. Consequently, any significant increases in sales requirements will be predicated entirely upon the particular circumstances of each new agreement, and capital requirements will follow the same particular circumstance.

The level of cash flows we derive from operations will depend to a significant degree on our ability to license the ULTITEK Systems. If we are unable to generate sufficient cash flows from operations, we will attempt to raise additional funds to cover the costs of operations through additional private or public offerings of debt or equity securities. There is no assurance that we will be able to raise additional funds. If we cannot, we will be forced to curtail our operations or possibly be forced to evaluate a sale or liquidation of our assets. Even if we are successful in raising additional funds, there is no assurance regarding the terms of any additional investment. Any future financing may involve substantial dilution to existing investors.

Results of Operations

Fiscal Year Ended December 31, 2005 Compared to Fiscal Year Ended December 31, 2004

Our total revenue increased by $336,011, or approximately 40.3%, from $835,786 for the year ended December 31, 2004 to $1,171,797 for the year ended December 31, 2005. This increase was due to an increase in software licenses and maintenance fees.

Our costs of revenue increased by $445,428, or approximately 62.6%, from $711,212 for the year ended December 31, 2004 to $1,156,640 for the year ended December 31, 2005. This increase was primarily due to an increase in the number of software licenses and maintenance activity which necessitated our increased utilization of programmers and consultants.

Our selling, general and administrative (SG&A) expenses increased by $870,808, or approximately 800.5%, from $108,784 for the year ended December 31, 2004 to $979,592 for the year ended December 31, 2005. This increase was primarily due to an increase in stock based compensation representing the fair value of stock, options, and warrants issued to officers, directors, consultants and employees.

Nine Months Ended September 30, 2006 Compared to Nine Months Ended September 30, 2005

Our total revenue increased by $20,798, or approximately 1.9%, from $1,089,152 for the nine months ended September 30, 2005 to $1,109,950 for the nine months ended September 30, 2006. This increase was due to an increase in software licenses and maintenance fees.

Our costs of revenue increased by $258,061, or approximately 37.8%, from $682,350 for the nine months ended September 30, 2005 to $940,411 for the nine months ended September 30, 2006. This increase was primarily due to an increase in the number of software licenses and maintenance activity which necessitated our increased utilization of programmers and consultants.

Our SG&A expenses increased by $5,698,006, from $756,720 for the nine months ended September 30, 2005 to $6,454,726 for the for the nine months ended September 30, 2006. This increase was primarily due to an increase in stock based compensation representing the fair value of stock, options, and warrants issued to officers, directors, consultants and employees.

Our interest expense increased from $0 for the nine months ended September 30, 2005 to $604,017 for the nine months ended September 30, 2006. This increase was due to the recognition of beneficial conversion features on convertible debentures issued by the Company.

Three Months Ended September 30, 2006 Compared to Three Months Ended September 30, 2005

Our total revenue decreased by $210,424, or by 42.5%, from $495,121 for the three months ended September 30, 2005 to $284,697 for the three months ended September 30, 2006. This decrease was due to an decrease in software licenses and maintenance fees.

Our costs of revenue increased by $35,084, or approximately 17.8%, from $196,728 for the three months ended September 30, 2006 to $231,812 for the three months ended September 30, 2006. This increase was primarily due to our increased need for programmers and consultants.

Our SG&A expenses increased by $4,954,211, from $87,277 for the three months ended September 30, 2005 to $5,041,488 for the three moths ended September 30, 2006. This increase was primarily due to an increase in stock based compensation representing the fair value of stock, options, and warrants issued to officers, directors, consultants and employees.

Our interest expense increased from $0 for the three months ended September 30, 2005 to $593,812 for the three months ended September 30, 2006. This increase was due to the recognition of beneficial conversion features on convertible debentures issued by the Company.

Research and Development

For the year ended December 31, 2005 and for the nine months ended September 30, 2006, we spent approximately $36,500 and $37,600, respectively, in research and development. We do not expect to incur significant research and development expenses with respect to our software nor do anticipate significant changes in research and development for our software. Consequently, any significant increases in research and development will be predicated entirely upon the particular circumstances of any acquisitions that we make, including the state of development of the technology, the complexity and the requirement for modification or integration with other solutions.

Revenue Recognition

The Company derives revenue from the following sources: (i) software, which includes the sale of the Company’s software licenses and (ii) services, which includes consulting and maintenance.

The Company’s records revenue pursuant to the Statement of position No. 97-2, Software Revenue recognition, issued by the American Institute of Certified Public Accountants.

For software license arrangements that do not require significant modification or customization, we recognize new software license revenue when (i) we enter into a legally binding arrangement with a customer for the license of software; (ii) we deliver the products; (iii) customer payment is deemed fixed and determinable and free of contingencies or significant uncertainties; and (iv) collection is probably. Substantially all of our new software license revenues are recognized in this manner.

Revenues from consulting services are generally recognized as the services are performed.

In certain consulting contracts, modifications to software may be accounted for based upon contract accounting using the completed contract method. Contract accounting is applied to any arrangement: (i) that includes milestones or customer specific acceptance criteria that maybe effect collection of software license fees; (ii) where services include significant modification or customization of software; or (iii) where software license payment is tied to the performance of consulting services.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies & Estimates

Our significant accounting policies are summarized in Note B to our financial statements. The follow describes critical accounting policies and estimates:

Use of Estimates

It is important to note that when preparing the financial statements in conformity with U.S. generally accepted accounting principles, management is required to make certain estimates and assumptions that affect the amounts reported and disclosed in the financial statements and related notes. Actual results could differ if those estimates and assumptions approve to be incorrect.

On an ongoing basis, we evaluate our estimates, including those related to estimated customer life, used to determine the appropriate amortization period for deferred revenue and deferred costs associated with licensing fees, the useful lives of property and equipment as well as in U.S. dollar exchange rates with the Russian ruble, among others, as well as our estimates of the value of common stock for the purpose of determining stock-based compensation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Work in Progress

Work in progress represents consulting projects billable in accordance with the terms of a contract at specified stages of completion and consists of accumulated costs of materials and time charges not yet billed. To the extent that the terms are altered or our performance under these contracts is delayed, our estimates will be wrong and may impact when revenue is recognized.

Stock-Based Compensation

The Company accounts for stock based compensation using the fair value method.

The Company accounts for employee stock based compensation and stock issued for services using the fair value method. In accordance with Emerging Issues Task Force (“EITF”) 96-18, the measurement date of shares issued for services is the date at which the counterparty’s performance is complete.

For services in which the Company issues its common stock, the Company utilizes the fair value of its common stock at month-end and accrues the value of shares to be issued in Stockholders’ Equity, even if the shares have not been issued. Accordingly, earnings per share computations are adjusted.

Software Costs

Software development costs are accounted for in accordance with SFAS No. 86 “Accounting for the Costs of Computers, Software to be Sold, Leased, or Otherwise Marketed” and SOP No. 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.”

Revenue Recognition

The Company derives revenue from the following sources: (1) software, which includes the sale of software license’s, and (2) services, which includes consulting and maintenance.

The Company records revenue pursuant to SOP No. 97-2, “Software Revenue Recognition”, issued by the AICPA.

For software license arrangements that do not require significant modification or customization, we recognized new software license revenue when: (1) we enter into a legally binding arrangement with a customer for the license of software; (2) we deliver the products; (3) customer payment is deemed fixed and determinable and free of contingencies or significant uncertainties; and (4) collection is probable. Substantially all of our new software license revenues are recognized in this manner.

Revenues from consulting services are generally recognized as the services are performed.

In certain consulting contracts, modifications to software may be accounted for based upon contract accounting using the completed contract method. Contract accounting is applied to any arrangement: (1) that includes milestones or customer specific acceptance criteria that may effect collection of software license fees; (2) where services include significant modification or customization of software; or (3) where software license payment is tied to the performance of consulting services.

Foreign Currency Translation

The Company considers the Russian ruble to be its functional currency. Assets and liabilities were translated into U.S. dollars at the period end exchange rates. Statement of Operations amounts were translated using the average rate during the year. Gains and losses resulting from translating foreign currency financial statements were accumulated in other comprehensive income (loss), a separate component of stockholder’s equity (deficit). Drastic fluctuations in the exchange rate of the U.S. dollar and the Russian ruble will affect our financial statements.

Convertible Debentures

The Company accounts for its convertible debentures with detachable warrants in accordance with Accounting Principles Board (“APB”) Opinion 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants (as amended)”, which requires the portion of the proceeds of debt securities issued with detachable warrants which is allocable to the warrants to be accounted for as Paid-in capital. The allocation is based upon the relative fair value method.

Beneficial Conversion Features

The Company follows EITF 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments”, and EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” in accounting for beneficial conversion features associated with its convertible debentures. A beneficial conversion feature is computed as the difference between the effective conversion price and the fair value of the stock at the commitment date multiplied by the number of shares which the security is convertible. The effective conversion price is determined by first allocating the portion of the proceeds to the detachable warrants using the relative fair value method.

RISKS ASSOCIATED WITH OUR BUSINESS

In addition to the other information in this report, the following risks should be considered carefully in evaluating our business and prospects:

WE WILL NEED ADDITIONAL CAPITAL FINANCING IN THE FUTURE.

As of September 30, 2006, we had $69,043 cash on hand and had a net loss of $6,997,319. We will be required to seek additional financing in the future to respond to increased expenses or shortfalls in anticipated revenues, accelerate product development and deployment, respond to competitive pressures, develop new or enhanced products, or take advantage of unanticipated acquisition opportunities. We cannot be certain we will be able to find such additional financing on reasonable terms, or at all. If we are unable to obtain additional financing when needed, we could be required to modify our business plan in accordance with the extent of available financing.

IF WE ENGAGE IN ACQUISITIONS, WE MAY EXPERIENCE SIGNIFICANT COSTS AND DIFFICULTY ASSIMILATING THE OPERATIONS OR PERSONNEL OF THE ACQUIRED COMPANIES, WHICH COULD THREATEN OUR FUTURE GROWTH.

If we make any acquisitions, we could have difficulty assimilating the operations, technologies and products acquired or integrating or retaining personnel of acquired companies. In addition, acquisitions may involve entering markets in which we have no or limited direct prior experience. The occurrence of any one or more of these factors could disrupt our ongoing business, distract our management and employees and increase our expenses. In addition, pursuing acquisition opportunities could divert our management’s attention from our ongoing business operations and result in decreased operating performance. Moreover, our profitability may suffer because of acquisition-related costs or amortization of acquired goodwill and other intangible assets. Furthermore, we may have to incur debt or issue equity securities in future acquisitions. The issuance of equity securities would dilute our existing stockholders.

IF WE CANNOT ATTRACT, RETAIN, MOTIVATE AND INTEGRATE ADDITIONAL SKILLED PERSONNEL, OUR ABILITY TO COMPETE WILL BE IMPAIRED.

Many of our current and potential competitors have more employees than we do. Our success depends in large part on our ability to attract, retain and motivate highly qualified management and technical personnel. We face intense competition for qualified personnel. The industry in which we compete has a high level of employee mobility and aggressive recruiting of skilled personnel. If we are unable to continue to employ our key personnel or to attract and retain qualified personnel in the future, our ability to successfully execute our business plan will be jeopardized and our growth will be inhibited.

WE MAY BE UNABLE TO ADEQUATELY PROTECT OUR PROPRIETARY RIGHTS OR MAY BE SUED BY THIRD PARTIES FOR INFRINGEMENT OF THEIR PROPRIETARY RIGHTS.

The telecommunications industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of trade secret, copyright or patent infringement. We may inadvertently infringe a patent of which we are unaware. In addition, because patent applications can take many years to issue, there may be a patent application now pending of which we are unaware that will cause us to be infringing when it is issued in the future. If we make any acquisitions, we could have similar problems in those industries. Although we are not currently involved in any intellectual property litigation, we may be a party to litigation in the future to protect our intellectual property or as a result of our alleged infringement of another’s intellectual property, forcing us to do one or more of the following:

●     Cease selling, incorporating or using products or services that incorporate the challenged intellectual property;

●     Obtain from the holder of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms; or

●     Redesign those products or services that incorporate such technology.

A successful claim of infringement against us, and our failure to license the same or similar technology, could adversely affect our business, asset value or stock value. Infringement claims, with or without merit, would be expensive to litigate or settle, and would divert management resources.

BECAUSE OUR OFFICERS AND DIRECTORS ARE INDEMNIFIED AGAINST CERTAIN LOSSES, WE MAY BE EXPOSED TO COSTS ASSOCIATED WITH LITIGATION.

If our directors or officers become exposed to liabilities invoking the indemnification provisions, we could be exposed to additional non-reimbursable costs, including legal fees. Our articles of incorporation and bylaws provide that our directors and officers will not be liable to us or to any shareholder and will be indemnified and held harmless for any consequences of any act or omission by the directors and officers unless the act or omission constitutes gross negligence or willful misconduct. Extended or protracted litigation could have a material adverse effect on our cash flow.

WE WILL DEPEND ON OUTSIDE MANUFACTURING SOURCES AND SUPPLIERS.

We may contract with third party manufacturers to produce our products and we will depend on third party suppliers to obtain the raw materials necessary for the production of our products. We do not know what type of contracts we will have with such third party manufacturers and suppliers. In the event we outsource the manufacture of our products, we will have limited control over the actual production process. Moreover, difficulties encountered by any one of our third party manufacturers, which result in product defects, delayed or reduced product shipments, cost overruns or our inability to fill orders on a timely basis, could have an adverse impact on our business. Even a short-term disruption in our relationship with third party manufacturers or suppliers could have a material adverse effect on our operations. We do not intend to maintain an inventory of sufficient size to protect ourselves for any significant period of time against supply interruptions, particularly if we are required to obtain alternative sources of supply.

OUR STOCK PRICE MAY BE VOLATILE.

The market price of our common stock will likely fluctuate significantly in response to the following factors, some of which are beyond our control:

●     Variations in our quarterly operating results;

●     Changes in financial estimates of our revenues and operating results by securities analysts;

●     Changes in market valuations of telecommunications equipment companies;

●     Announcements by us of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

●     Additions or departures of key personnel;

●     Future sales of our common stock;

●     Stock market price and volume fluctuations attributable to inconsistent trading volume levels of our stock;

●     Commencement of or involvement in litigation.

In addition, the equity markets have experienced volatility that has particularly affected the market prices of equity securities issued by technology companies and that often has been unrelated or disproportionate to the operating results of those companies. These broad market fluctuations may adversely affect the market price of our common stock.

WE DO NOT ANTICIPATE PAYING ANY DIVIDENDS ON OUR COMMON STOCK.

We have not paid any dividends on our Common Stock since inception and do not anticipate paying any dividends on our Common Stock in the foreseeable future. Instead, we intend to retain any future earnings for use in the operation and expansion of our business.

CURRENTLY THERE IS NO ACTIVE MARKET FOR THE COMPANY'S COMMON STOCK.

Although the Company's shares are quoted in the NASD Pink Sheets, there is not currently an active trading market for the shares. Following the effectiveness of this registration statement, the Company intends to request that a broker-dealer / market maker submit an application to make a market for the Company's shares on the OTC Bulletin Board. However, there can be no assurance that the application will be accepted or that any trading market will ever develop or be maintained on the OTC Bulletin Board, pink sheets or any other recognized trading market or exchange. Any trading market for the common stock that may develop in the future will most likely be very volatile, and numerous factors beyond the control of the Company may have a significant effect on the market. Only companies that report their current financial information to the SEC may have their securities included on the OTC Bulletin Board. Therefore, only upon the effective date of this registration statement will the Company's shares become eligible to be quoted on the OTC Bulletin Board. In the event that the Company loses this status as a "reporting issuer," any future quotation of its common stock on the OTC Bulletin Board may be jeopardized.

IF WE ARE SUBJECT TO SEC REGULATIONS RELATING TO LOW-PRICED STOCKS, THE MARKET FOR OUR COMMON STOCK COULD BE ADVERSELY AFFECTED.

The Securities and Exchange Commission has adopted regulations concerning low-priced (or “penny”) stocks. The regulations generally define “penny stock” to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Our stock is currently classified as a penny stock.

The penny stock regulations require that broker-dealers, who recommend penny stocks to persons other than institutional accredited investors make a special suitability determination for the purchaser, receive the purchaser’s written agreement to the transaction prior to the sale and provide the purchaser with risk disclosure documents that identify risks associated with investing in penny stocks. Furthermore, the broker-dealer must obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before effecting a transaction in penny stock. These requirements have historically resulted in reducing the level of trading activity in securities that become subject to the penny stock rules.

The additional burdens imposed upon broker-dealers by these penny stock requirements may discourage broker-dealers from effecting transactions in the common stock, which could severely limit the market liquidity of our common stock and our shareholders’ ability to sell our common stock in the secondary market.

ITEM 3. DESCRIPTION OF PROPERTY.

The issuer currently holds lease to the property and facilities located at 560 Sylvan Avenue, Part 1st Floor, Englewood Cliffs, New Jersey 07632. The owner and landlord to such property is Goodrich Executive L.L.C. The total office space occupied at this location is 550 rentable square feet. The leasehold duration consists of a commencement date of March 1, 2005, and terminates on February 28, 2006, subject to renewal. Under the terms of the lease, the issuer is to pay approximately $1,054.17 per month, or $12,650.00 per annum. Under the terms of the lease, the issuer may only use the property for executive and general offices, where all other uses such as medical, retail, residential, manufacturing and industrial uses are strictly prohibited.

Ultitek’s subsidiary TAIS, holds lease to the property and facilities located at Number 39 Building 3, Leningradsky Avenue, Moscow 125167, Russia, and occupies approximately 6,635 square feet. The owner of the building is Ministry of State Property and Central Army Sports Club. Under the term of the lease TAIS pays approximately US$ 8,373.00 per month, according to the current exchange rate. The current lease expires August 31, 2007.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth information as of January 24, 2007 with respect to the beneficial ownership of the issuer’s common stock by (i) each person known by the issuer to be the beneficial owner of more than 5% of the outstanding common stock which is the only class of stock of the issuer, (ii) each director of the Company’s board of directors, (iii) each “named executive officer” as defined in Item 402(a)(2) of Regulation S-B promulgated under the Securities Act and (iv) the directors and executive officers of the issuer, as a group, without naming them.

Name and Address	Shares Held	Percentage (1)
Roman Price 200 Old Palisades Road Fort Lee, NJ 07024	105,100,000(2)	75.53%

Mark Levin 112 Leningradskoe Shosse Moscow, Russia 125445	4,000,000(3)	5.69%

Vladimir Lovskiy 15 Smolensky Blvd.	4,000,000(4)	5.69%
Moscow, Russia 119121

Gennady Gotgelf 4 Isakovsky Street Moscow, Russia 123181	4,000,000(5)	5.69%

Irina Shoful 15-22 Volokolomskoe Shosse Moscow, Russia 125080	4,000,000(6)	5.69%

Atlantic Holdings of NJ, LLC 24 Tennyson Drive Short Hills, NJ 07078	21,000,000(7)	24.69%

Semyon Zlochevsky 800 Palisade Avenue Fort Lee, NJ 07024	27,000,000(8)	27.26%(8)

All Directors and Executive Officers as a Group (without naming them) (7 persons)	132,950,000(9)	89.68%

(1)
Based on 72,043,756 shares of issued and outstanding common stock, par value $0.001 per share, of Ultitek. Pursuant to Rule 13d-3 promulgated under the Exchange Act, any securities not outstanding which are subject to warrants, rights or conversion privileges exercisable within 60 days are deemed to be outstanding for purposes of computing the percentage of outstanding securities of the class owned by such person but are not deemed to be outstanding for the purposes of computing the percentage of any other person.

(2)
Consists of (i) 11,000,000 shares held by the Roman Price Revocable Fund, (ii) 25,000,000 shares held by the Roman Price Revocable Trust, (iii) 66,600,000 shares issuable upon the exercise of warrant issued on February 14, 2006 to the Roman Price Revocable Fund at a purchase price of $0.02 per share and (iv) 2,500,000 shares issuable upon the exercise of a warrant issued on February 14, 2006 to Polina Price at a purchase price of $0.02 per share.

(3)
Consists of (i) 3,750,000 shares held by Mr. Levin and (ii) 250,000 shares issuable upon the exercise of a stock option agreement, dated January 2, 2006, between the Company and Mr. Levin for a purchase price of $0.10 per share.

(4)
Consists of (i) 3,750,000 shares held by Mr. Lovsky and (ii) 250,000 shares issuable upon the exercise of a stock option agreement, dated January 2, 2006, between the Company and Mr. Lovsky for a purchase price of $0.10 per share.

(5)
Consists of (i) 3,750,000 shares held by Mr. Gotgelf and (ii) 250,000 shares issuable upon the exercise of a stock option agreement, dated January 2, 2006, between the Company and Mr. Gotgelf for a purchase price of $0.10 per share.

(6)
Consists of (i) 3,750,000 shares held by Ms. Shoful and (ii) 250,000 shares issuable upon the exercise of a stock option agreement, dated January 2, 2006, between the Company and Ms. Shoful for a purchase price of $0.10 per share.

(7)
Consists of (i) 6,000,000 shares held by Atlantic Holdings of NJ, LLC and (ii) 15,000,000 shares issuable upon the exercise of a warrant issued on February 14, 2006 to Atlantic Holdings of NJ, LLC at a purchase price of $0.02 per share. Fred Biehl is the sole owner and registered agent of Atlantic Holdings of NJ, LLC. Mr. Biehl’s address is 24 Tennyson Drive, Short Hills, NJ 07078.

(8)
Consists of (i) up to 3,500,000 shares issuable upon the conversion of that certain 7% Convertible Debenture, dated February 14, 2006, for the principal amount of $70,000 convertible into shares of common stock of Ultitek at a conversion price of $0.02 per share (the “$70,000 Convertible Debenture”), (ii) up to 3,500,000 shares issuable upon the exercise of a warrant issued in connection with the $70,000 Convertible Debenture at purchase price of $0.02 per share, (iii) up to 10,000,000 shares issuable upon the conversion of that certain 7% Convertible Debenture, dated May 3, 2006, for the principal amount of $500,000 convertible into shares of common stock of Ultitek at a conversion price of $0.05 per share (the “$500,000 Convertible Debenture”), (iv) up to 10,000,000 shares issuable upon the exercise of a warrant issued in connection with the $500,000 Convertible Debenture at purchase price of $0.05 per share. Each of the debentures and warrants referenced in (i) to (iv) in this footnote (8) contain provisions prohibiting the holder from converting or exercising, as the case may be, such securities into or for any amount which would, after giving effect to such conversion or exercise, as the case may be, result in the holder beneficially owning (as determined in accordance with Rule 13d-3 promulgated under the Securities Act of 1934, as amended) in excess of 9.99% of the issued and outstanding voting securities of the Company.

(9)
Consists of an aggregate of (i) 54,250,000 shares, (ii) 1,000,000 shares issuable upon the exercise of stock options issued on January 2, 2006 for a purchase price of $0.10 per share and (iii) 77,200,000 shares issuable upon the exercise of warrants issued on February 14, 2006 for purchase price of $0.02 per share.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The following table sets forth the names and ages of our current directors, executive officers and key consultants as well as the principal offices and positions held by each person. We are managed by our Board of Directors. Currently, the Board has one member. Our executive officers serve at the discretion of the Board of Directors. There are no family relationships between any of the directors and executive officers.  In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected an executive officer.

Name	Age	Position
Roman Price	52	President, CEO, Chairman and sole Director
Ernest J. Sabato	69	Secretary, VP, Chief Operating Officer
Paul Freed, C.P.A.	58	Chief Financial Officer
Mark Levin, PhD	67	VP, General Manager, Russian Operations
Irina Shoful	62	TAIS; technical services
Vladimir Lovsky	53	TAIS; sales marketing and customer relations
Gennady Gotgelf	50	TAIS; administrative manager

The following biographies describe the business experience of our directors, executive officers, managers and key consultants.

Mr. Roman Price is the founder of ULTITEK, Ltd., Chairman and President since 2004. He has a degree in Technology. He studied Mathematics and Mechanics at the University of Odessa, and Computer Science at the City University of New York. Mr. Price worked as a programmer and project leader at Diversified Computer Technologies from 1976 through 1978 until McDonnell Douglas bought the company. From 1979 to 1980 Mr. Price was an independent computer consultant. In 1980, he started the minicomputer division for a large New York consulting company APMI@ and built that division into a multimillion-dollar business with a staff of more than 30 people. In 1982 Mr. Price started his own software company, which was sold in 1994. From 1988 through 1998 he was a fifty percent owner of a travel agency in New Jersey. Until December 2004, Mr. Price was in charge of marketing and operations for International Business Solutions, Inc.

Mr. Paul Freed is the Chief Financial Officer since 2005. Mr. Freed is a Certified Public Accountant and since 1997, has operated his own CPA firm. Mr. Freed is a graduate of Pace College with a BA in accounting and business administration and allied member of the NYSE. Mr. Freed is currently a major stockholder, member of the Board of Directors and the Chief Financial Officer of Direct Brokerage, Inc., a member firm of NYSE. From 1968 thru 1982 Mr. Freed was a partner at Harry Goodkin & Co., CPA. From 1982 to 1997 he was Comptroller of Harvey Young Yurman and JRP Securities from 1989 to 1997. From 1990 to 1994 he was the Treasurer of Goin & Co., Inc., an AMEX specialist firm. Mr. Freed specializes in security taxation and tax planning.

Mr. Ernest J. Sabato is the Chief Operating Officer since 2005. Mr. Sabato is a graduate of the Temple University. He was a Founder, Director and Executive Vice President of The Ultimate Corporation, East Hanover, NJ, a manufacturer and distributor of hardware and software. He was instrumental in the company’s rapid growth, which led to a successful IPO in 1981. The company traded on the NYSE in the mid 80's. He had responsibility for sales, marketing and support worldwide. Prior to Mr. Sabato’s leaving the company, it had gross revenues in excess of $220 million and employed over 600 people worldwide. Mr. Sabato has extensive experience in international marketing and has been a member of the Board of Directors of several companies. Mr. Sabato was retired from 1996 to 2005.

Mark Levin, is the President of TAIS since 1989 and was one of the four original developers of the software. He will be the General Manager of the Moscow office and assist in development of the product. He has a PhD. in mathematics and extensive experience in technical sciences.

Irina Shoful, is one of the four original developers of the software since 1989 and currently works at TAIS as a technical services person. She will continue working at the Moscow office in that capacity.

Vladimir Lovsky, is one of the four original developers since 1989 and has a PhD. in computer science. He currently works at TAIS in sales marketing and customer relations and will continue in that role for the Company.

Gennady Gotgelf, is one of the four original developers of the software since 1989 and currently works at TAIS as administrative manager. He will continue as administrative officer of the Moscow office and assist in development. He formerly was head programmer at the Moscow office.

ITEM 6. EXECUTIVE COMPENSATION.

The following table sets forth information regarding the compensation paid to our “named executive officers” as defined in Rule 402(a)(2) under Regulation S-B. Compensation accrued during one year and paid in another is recorded under the year of accrual.

In accordance with the terms of our March 2005 merger agreement with TAIS, we agreed to pay each of four former officers of TAIS a salary of $100,000 per year each in stock for five years commencing March 11, 2005. The Company accrues the amounts payable to the former officers quarterly. No shares have been issued to these four individuals.

2006 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Roman Price	2006	$25,000	0	0	0	0	0	0	$25,000
President, Chairman and CEO	2005	$25,000	0	0	0	0	0	0	$25,000

At December 31, 2005, the Company recorded $300,000 in consulting fees (resulting from the aggregate consulting fees being prorated for the period from the merger of TAIS into the Company on March 11, 2005 to December 30, 2005) and has recorded 400,000 shares of common stock as issued and outstanding. At June 30, 2005, the Company has recorded an additional $200,000 in consulting fees (prorated for the six months ended June 30, 2006) and has included in the Company’s shares outstanding, an additional 400,000 shares of common stock. Although the shares have not been issued, they have been considered outstanding for purposes of the earnings per share calculation.

OPTIONS/SAR GRANTS IN LAST FISCAL YEAR

OPTION/SAR GRANTS IN LAST FISCAL YEAR [Individual Grants]
Name	Number of securities underlying options/SARs granted (#)	Percent of total options/SARs granted to employees in fiscal year	Exercise or base price ($/Sh)	Expiration date
Mark Levin, PhD	250,000(1)	25%	$0.10/share	1/1/2011
Irina Shoful	250,000(2)	25%	$0.10/share	1/1/2011
Vladimir Lovsky	250,000(3)	25%	$0.10/share	1/1/2011
Gennady Gotgelf	250,000(4)	25%	$0.10/share	1/1/2011

(1)	Stock option agreement, dated January 2, 2006, between the Company and Mr. Levin for a purchase price of $0.10 per share.

(2)	Stock option agreement, dated January 2, 2006, between the Company and Ms. Shoful for a purchase price of $0.10 per share.

(3)	Stock option agreement, dated January 2, 2006, between the Company and Mr. Lovsky for a purchase price of $0.10 per share.

(4)	Stock option agreement, dated January 2, 2006, between the Company and Mr. Gotgelf or a purchase price of $0.10 per share.

Indemnity

The Articles of Incorporation provide for indemnification to the full extent permitted by the laws of the State of Nevada for each person who becomes a party to any civil or criminal action or proceeding by reason of the fact that he, or his testator, or intestate, is or was a director or officer of the corporation or served any other corporation of any type or kind, domestic or foreign in any capacity at the request of the corporation.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act 1993”), as amended, may be permitted to directors or officers pursuant to the foregoing provisions, we are informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in the Act 1933 and is, therefore, unenforceable.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as set forth below, no transactions have occurred since the beginning of the Company’s last fiscal year or are proposed with respect to which a director, executive officer, security holder owning of record or beneficially more than 5 % of any class of the Company’s securities or any member of the immediate families of the foregoing persons had or will have a direct or indirect material interest:

We issued an aggregate of 28,500,000 common shares to our founders at $0.0001 per share. These shares were issued to Mr. Price and Mr. Gotgelf, Mr. Levin, Ms. Shoful, Mr. Lovskiy and Mr. Sabato in consideration for their services provided to our Company.

We issued 500,000 shares to Virginia K. Sourlis, Esq. for legal services rendered at par value.

ITEM 8. DESCRIPTION OF SECURITIES

COMMON STOCK

We are authorized to issue 1 billion shares of Common Stock, with a par value of $0.0001. As of September 30, 2006, there were 72,043,756 shares of Common Stock issued and outstanding. All shares of common stock have one vote per share on all matters including election of directors, without provision for cumulative voting. The common stock is not redeemable and has no conversion or preemptive rights. The common stock currently outstanding is validly issued, fully paid and non- assessable. In the event of liquidation of the company, the holders of common stock will share equally in any balance of the company’s assets available for distribution to them after satisfaction of creditors and preferred shareholders, if any. The holders of common stock of the company are entitled to equal dividends and distributions per share with respect to the common stock when, as and if, declared by the board of directors from funds legally available.

PREFERRED STOCK

In addition to the 1 billion shares of Common Stock, the Company is authorized to issue 100 million shares of preferred stock, with a par value of $0.001. Shares of the Preferred Stock of the corporation may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by the Board of Directors prior to the issuance any shares thereof. At this time no shares of Preferred Stock have been issued by the Company.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

Our common stock is listed for trading on the Pink Sheets maintained by the NASD under the symbol “UITK”. There is no active trading in the Company’s common stock. Upon the effectiveness of this registration statement, the Company intends to request that a broker-dealer / market maker submit an application to the NASD in order to make a market for the Company's shares and for the shares to be quoted on the OTC Bulletin Board. The Company’s application will consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 of the Securities Exchange Act. Inclusion on the OTC Bulletin Board will permit price quotations for the Company's shares to be published by such service. There can be no assurance that the application will be accepted or that the shares will be traded in the public market. Also, secondary trading of the Company's shares may be subject to certain state imposed restrictions. Except for being included in the pink sheets and making applying to have its shares quoted on the OTC Bulletin Board, there are no plans, proposals, arrangements or understandings with any person concerning the development of a trading market in any of the Company's securities.

The ability of individual stockholders to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, the Company has no plans to register its securities in any particular state. Further, the Company's shares most likely will be subject to the provisions of Section 15(g) and Rule 15g- 9of the Exchange Act, commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

The SEC generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the SEC; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the SEC. Broker- dealers who sell penny stocks to persons other than established customers and accredited investors (generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse), are subject to additional sales practice requirements.

For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent to clients disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of stockholders to sell their shares.

At September 30, 2006, the Company had 72,043,756 shares of common stock issued and outstanding. None of the Company’s common stock is being or has proposed to be, sold by the Company in a registered public offering.

At September 30, 2006, there were approximately 20 holders of record of our common stock. The record holders include some brokerage firms and nominees who may be holding shares in “street name” for the benefit of other holders. The Company believes that the number of beneficial owners of its common stock is slightly higher than the number of record holders.

Dividend Policy

We have never declared or paid dividends on our common stock. We currently intend to retain all future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on common stock in the foreseeable future. Any future dividends will be at the discretion of the board of directors, after taking into account various factors, including among others, operations, current and anticipated cash needs and expansion plans, the income tax laws then in effect, the requirements of Nevada law, and any restrictions that may be imposed by our future credit arrangements.

Transfer Agent

Our transfer agent is Holladay Stock Transfer, Inc., 2939 North 67th Place, Scottsdale, AZ 85251.

ITEM 2. LEGAL PROCEEDINGS.

The Company is not a party to or the subject of any pending legal proceeding or any contemplated proceeding of a governmental authority.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

We have retained Meyler & Company, LLC as our independent registered public accounting firm for the fiscal year ended December 31, 2006. We have not previously engaged any other independent registered public accounting firm and there are no disagreements between us and Meyler & Company, LLC.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

On March 11, 2005, we acquired all of the issued and outstanding shares of Transport Automation Information Systems (TAIS) in exchange for 15,000,000 shares of the Company’s common stock. In connection with the merger, TAIS became a wholly owned subsidiary of the Company. In connection with this issuance, each of the shareholders were provided with access to all material aspects of the Company, including the business, management, offering details, risk factors and financial statements. Further, each of the shareholders represented to us that they were acquiring the shares as principals for their own accounts with investment intent. The shareholders also represented that they were sophisticated, having prior investment experience and having adequate and reasonable opportunity and access to any corporate information necessary to make an informed decision. This issuance of securities was not accompanied by general advertisement or general solicitation. The certificates evidencing the securities bear legends stating that the shares are not to be offered, sold or transferred other than pursuant to an effective registration statement under the Securities Act or an exemption from such registration requirements.

On May 19, 2005, we sold 7,000,000 shares of common stock at a purchase price of $0.05 per share in an offering made under Rule 504 of Regulation D of the Securities Act of 1933, as amended. None of the shares were offered by means of public solicitation or advertising, no underwriters were engaged, and no underwriting discounts or commissions were paid. All of the shares of common stock were sold in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 having been made to accredited investors. In connection with this issuance, each of the shareholders were provided with access to all material aspects of the Company, including the business, management, offering details, risk factors and financial statements. Further, each of the shareholders represented to us that they were acquiring the shares as principals for their own accounts with investment intent. The shareholders also represented that they were sophisticated, having prior investment experience and having adequate and reasonable opportunity and access to any corporate information necessary to make an informed decision. This issuance of securities was not accompanied by general advertisement or general solicitation.

Between August 1, 2005 and September 28, 2005, we sold 335,000 shares of common stock at a purchase price of $0.15 per share in an offering made under Rule 504 of Regulation D of the Securities Act of 1933, as amended. None of the shares were offered by means of public solicitation or advertising, no underwriters were engaged, and no underwriting discounts or commissions were paid. All of the shares of common stock were sold in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 having been made to accredited investors. In connection with this issuance, each of the shareholders were provided with access to all material aspects of the Company, including the business, management, offering details, risk factors and financial statements. Further, each of the shareholders represented to us that they were acquiring the shares as principals for their own accounts with investment intent. The shareholders also represented that they were sophisticated, having prior investment experience and having adequate and reasonable opportunity and access to any corporate information necessary to make an informed decision. This issuance of securities was not accompanied by general advertisement or general solicitation.

On June 2, 2005, we sold 7,500,000 shares of common stock at a purchase price of $0.0001 per share in an offering made under Rule 504 of Regulation D of the Securities Act of 1933, as amended. None of the shares were offered by means of public solicitation or advertising, no underwriters were engaged, and no underwriting discounts or commissions were paid. All of the shares of common stock were sold in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 having been made to accredited investors. In connection with this issuance, each of the shareholders were provided with access to all material aspects of the Company, including the business, management, offering details, risk factors and financial statements. Further, each of the shareholders represented to us that they were acquiring the shares as principals for their own accounts with investment intent. The shareholders also represented that they were sophisticated, having prior investment experience and having adequate and reasonable opportunity and access to any corporate information necessary to make an informed decision. This issuance of securities was not accompanied by general advertisement or general solicitation.

Between October 3, 2005 and November 2, 2005, we sold 402,000 shares of common stock at a purchase price of $0.15 per share in an offering made under Rule 504 of Regulation D of the Securities Act of 1933, as amended. None of the shares were offered by means of public solicitation or advertising, no underwriters were engaged, and no underwriting discounts or commissions were paid. All of the shares of common stock were sold in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 having been made to accredited investors. In connection with this issuance, each of the shareholders were provided with access to all material aspects of the Company, including the business, management, offering details, risk factors and financial statements. Further, each of the shareholders represented to us that they were acquiring the shares as principals for their own accounts with investment intent. The shareholders also represented that they were sophisticated, having prior investment experience and having adequate and reasonable opportunity and access to any corporate information necessary to make an informed decision. This issuance of securities was not accompanied by general advertisement or general solicitation.

On November 17, 2005, we sold 53,333 shares of common stock at a purchase price of $0.375 per share in an offering made under Section 4(2) promulgated under the Securities Act of 1933, as amended. None of the shares were offered by means of public solicitation or advertising, no underwriters were engaged, and no underwriting discounts or commissions were paid. All of the shares of common stock were sold in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 having been made to accredited investors. In connection with this issuance, each of the shareholders were provided with access to all material aspects of the Company, including the business, management, offering details, risk factors and financial statements. Further, each of the shareholders represented to us that they were acquiring the shares as principals for their own accounts with investment intent. The shareholders also represented that they were sophisticated, having prior investment experience and having adequate and reasonable opportunity and access to any corporate information necessary to make an informed decision. This issuance of securities was not accompanied by general advertisement or general solicitation. The certificates evidencing the securities bear legends stating that the shares are not to be offered, sold or transferred other than pursuant to an effective registration statement under the Securities Act or an exemption from such registration requirements.

On January 2, 2006, the Company granted stock options to each of Mr. Levin, Lovsky and Gotgelf and Ms. Shoful. Each stock option agreement is exercisable for 250,000 shares of the Company’s common stock for a purchase price of $0.10 per share until the earlier of the fifth anniversary date of the date of grant or date of termination of employment. The stock options have anti-dilution protections in the event that a stock dividend, stock split, share combination or similar change in the capitalization of Ultitek has been effectuated. The stock options were granted to such individuals in consideration for personal services rendered by them, and the Company relied upon the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the grant of such options did not involve a public offering of securities.

On January 2, 2006, the Company issued warrants to (i) Mr. Leonard Stahl (50,000 shares), (ii) Mr. Michael London (100,000 shares) and (iii) Mr. Lowell Nerenberg (20,000 shares) to purchase shares of common stock of the Company at a purchase price of $0.15 per share until the fifth anniversary date of the date of grant. The Company issued the warrants in consideration for professional services rendered and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the warrants did not involve a public offering of securities.

On February 14, 2006, the Company issued warrants to (i) Mr. Paul Freed (500,000 shares), (ii) Ms. Polina Price (2,500,000 shares), (iii) SZP Price Holdings, LLC (53,333 shares), (iv) Samuel L. Gralnick (100,000 shares), (v) Atlantic Holdings of NJ, LLC (15,000,000 shares), (vi) the Roman Price Revocable Fund (66,600,000 shares), (vii) Ernest J. Sabato (8,100,000 shares) and (viii) Yves Kramer (5,000) to purchase shares of common stock of the Company at a purchase price of $0.12 per share until the fifth anniversary date of the date of grant. The Company issued the warrants in consideration for personal services rendered and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the options did not involve a public offering of securities.

On February 14, 2006, the Company issued to Mr. Semyon Zlochevsky a 7% Convertible Debenture for the principal amount of $70,000 bearing interest at the rate of 7% per annum and maturing on February 14, 2011. The unpaid principal amount, plus accrued interest, of the debenture is convertible at any time by Mr. Zlochevsky into shares of the Company’s common stock at the conversion price of $0.02 per share. In connection with the debenture, the Company issued to Mr. Zlochevsky a five year warrant to purchase up to 3,500,000 shares of the Company’s common stock at an exercise price of $0.02 per share. The conversion price of the debenture has anti-dilution protection in the event the Company’s effectuates a stock split or dividend and the shares issuable upon the conversion of the debenture and/or exercise of the warrants have registration rights. The debenture is redeemable by the Company at 100% of the unpaid principal amount of the debenture with 30 days notice subordinated and junior in right of payment to all accounts payable by the Company in the ordinary course of business and/or bank debt not exceeding $100,000. The convertible debenture and warrants were granted in consideration of the amounts loaned the Company, and the Company relied upon the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the debenture and warrants did not involve a public offering of securities.

On May 3, 2006, the Company issued to Mr. Semyon Zlochevsky a 7% Convertible Debenture for the principal amount of $500,000 bearing interest at the rate of 7% per annum and maturing on May 3, 2013. The unpaid principal amount, plus accrued interest, of the debenture is convertible at any time by Mr. Zlochevsky into shares of the Company’s common stock at the conversion price of $0.05 per share. In connection with the debenture, the Company issued to Mr. Zlochevsky a five year warrant to purchase up to 10,000,000 shares of the Company’s common stock at an exercise price of $0.05 per share. The conversion price of the debenture has anti-dilution protection in the event the Company’s effectuates a stock split or dividend and the shares issuable upon the conversion of the debenture and/or exercise of the warrants have registration rights. The debenture is redeemable by the Company at 100% of the unpaid principal amount of the debenture with 30 days notice and is subordinated and junior in right of payment to all accounts payable by the Company in the ordinary course of business and/or bank debt not exceeding $100,000. The convertible debenture and warrants were granted in consideration of the amounts loaned the Company, and the Company relied upon the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the debenture and warrants did not involve a public offering of securities.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Articles of Incorporation provide for indemnification to the full extent permitted by the laws of the State of Nevada for each person who becomes a party to any civil or criminal action or proceeding by reason of the fact that he, or his testator, or intestate, is or was a director or officer of the corporation or served any other corporation of any type or kind, domestic or foreign in any capacity at the request of the corporation.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act 1993”), as amended, may be permitted to directors or officers pursuant to the foregoing provisions, we are informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in the Act 1933 and is, therefore, unenforceable.

ULTITEK, LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005
SEPTEMBER 30, 2006 (UNAUDITED)

Table of Contents

Report of Independent Registered Public Accounting Firm	F 1

Consolidated Balance Sheets	F 2

Consolidated Statements of Operations	F 3

Consolidated Statements of Cash Flows	F 4

Consolidated Statement of Stockholders’ Equity (Deficit)	F 5

Notes to Consolidated Financial Statements	F 7

MEYLER & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE ARIN PARK
1715 HIGHWAY 35
MIDDLETOWN, NJ 07748

Report of Independent Registered Public Accounting Firm

To the Board of Directors
and Stockholders
Ultitek, Ltd.
Englewood Cliffs, NJ

We have audited the accompanying consolidated balance sheets of Ultitek, Ltd. and subsidiaries as of December 31, 2005 (restated) and 2004 and the related consolidated statements of operations and stockholder’s equity (deficit), and cash flows for each of the two years in the period then ended (2005 restated). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstance, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ultitek, Ltd. as of December 31, 2005 (restated) and 2004, and the results of its operations and its cash flows for each of the two years then ended (2005 restated) in conformity with accounting principles generally accepted in the United States of America.

See also Note A as to Restatements of Financial Statements of amounts previously recorded.

/s/ Meyler & Company, LLC

Middletown, NJ
June 5, 2006, except as to Note C for Revenue Recognition and Note I which are September 15, 2006, Note C for Convertible Debentures and
Beneficial Conversion Features and Notes E and J which are January 5, 2007 and
Notes A and G which are January 23, 2007

ULTITEK, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2006	2005	2004
	(Restated) (Unaudited)	(Restated)
ASSETS
CURRENT ASSETS
Cash	$69,043	$60,324	$14,801
Accounts receivable	503,514	237,576	65,108
Work in progress	391,444	146,792
Prepaid expenses	289,380	406,909	17,537
Total Current Assets	1,253,381	851,601	97,446

OFFICE EQUIPMENT, net of accumulated depreciation of $49,419 (unaudited), $37,604 and $22,539, respectively	52,018	45,045	35,003
Total Assets	$1,305,399	$896,646	$132,449

LIABILITIES AND STOCKHOLDER’S EQUITY (DEFICIT)

CURRENT LIABILITIES
Note payable to individual		$50,000
Accounts payable	$884,464	433,375	$108,429
Accrued salaries and related taxes	51,967	19,133	2,306
Accrued income taxes		30,305
Accrued expenses - other	26,772	2,846
Total Current Liabilities	963,203	535,659	110,735

7% CONVERTIBLE DEBENTURES	329,921

STOCKHOLDER’S EQUITY (DEFICIT)
Preferred stock, par value $0.001, authorized 100,000,000 shares, none issued and outstanding
Common stock, par value $0.0001, authorized 1,000,000,000 shares, issued and outstanding 72,043,756; 56,190,333 and 15,000,000 at September 30, 2006 (unaudited) and December 31, 2005 and 2004, respectively	7,204	5,619	1,500
Additional paid in capital	8,010,063	1,363,931
Retained earnings (deficit)	(8,023,958)	(1,026,639)	2,373
Accumulated other comprehensive income	18,966	18,526	17,841
Stock subscription receivable		(450)
Total Stockholder’s Equity (Deficit)	12,275	360,987	21,714

	$1,305,399	$896,646	$132,449

See accompanying notes to financial statements.

ULTITEK, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months		Nine Months		For the Year
	Ended September 30,		Ended September 30,		Ended December 31,
	2006	2005	2006	2005	2005	2004
	(Restated)	(Unaudited)	(Restated)	(Unaudited)	(Restated)
	(Unaudited)		(Unaudited)

Revenues	$284,697	$495,121	$1,109,950	$1,089,152	$1,171,797	$835,786
Costs and expenses:
Cost of revenues	231,812	196,728	940,411	682,350	1,156,640	711,212
Selling, general and administrative
expenses	5,041,488	87,277	6,454,726	756,720	979,592	108,784
Research and development expenses	37,600	15,500	88,850	18,500	36,500
Interest Expense	593,812		604,017
Depreciation	4,414	5,135	11,815	10,729	15,065	12,266

Total Costs and Expenses	5,909,126	304,640	8,099,819	1,468,299	2,187,797	832,262
NET INCOME (LOSS) BEFORE
TAXES	(5,624,429)	190,481	(6,989,869)	(379,147)	(1,016,000)	3,524
PROVISION FOR INCOME TAXES	1,845	63,007	7,450	67,327	13,012	11,034

NET LOSS	$(5,626,274)	$127,474	$(6,997,319)	$(446,474)	$(1,029,012)	$(7,510)

NET INCOME (LOSS) PER COMMON
SHARE (Basic and Diluted)	$(0.08)	$0.01	$(0.10)	$(0.01)	$(0.03)	$0.01

WEIGHTED AVERAGE SHARES
OUTSTANDING	71,347,294	55,293,208	69,101,507	34,731,492	40,102,364	15,000,000

See accompanying notes to financial statements.

ULTITEK, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30,		For the Year Ended December 31,
	2006	2005	2005	2004
	(Restated) (Unaudited)	(Unaudited)	(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(6,997,319)	$(446,474)	$(1,029,012)	$(7,510)
Adjustments to reconcile net income (loss) to net
Cash provided by operating activities
Depreciation	11,815	10,729	15,065	12,266
Stock based compensation	5,822,651	562,100	852,050
Amortization of Discount	11,204
Beneficial conversion feature	573,783
Amortization of prepaid legal fees	216,000
Changes in assets and liabilities:
Increase in accounts receivable	(265,938)	(301,598)	(172,468)	(2,590)
Increase in work in progress	(244,652)	(90,918)	(146,792)
(Increase) decrease in prepaid expenses	(98,471)	9,281	(29,372)	(8,782)
Increase (decrease) in accounts payable	451,090	(92,631)	324,946	50,767
(Decrease) increase in accrued salaries and related taxes	32,834	41,315	16,827	(16,162)
Increase in customer deposits		290,000
Increase (decrease) in accrued income taxes	(30,305)	67,327	30,305
Increase in accrued expenses-other	23,925	1,815	2,846
Net cash provided by (used in) operating activities	(493,383)	50,946	(135,605)	27,989

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of office equipment	(18,788)	(11,316)	(25,107)	(18,575)
Net cash used in investing activities	(18,788)	(11,316)	(25,107)	(18,575)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds of 7% convertible debenture	570,000
Note payable to individual	(50,000)	50,000	50,000
Sale of common stock		75,250	165,850
Legal costs in connection with private placements			(10,000)
Stock subscription receivable	450	(450)
Net cash provided by financing activities	520,450	124,800	205,850

EFFECT OF EXCHANGE RATE ON CASH	440	(160)	(30,337)	1,215
INCREASE IN CASH	8,719	164,270	14,801	10,629
CASH AT BEGINNING OF PERIOD	60,324	14,801	45,523	4,172
CASH AT END OF PERIOD	$69,043	$179,071	$60,324	$14,801

SUPPLEMENTAL CASH FLOW DISCLOSURES
Non-cash transactions:
Issuance of 25,000,000 shares of common stock as stock based compensation		$425,000	$425,000
Issuance of 500,000 shares of common stock for legal services			360,000
Issuance of 266,667 shares of common stock as stock based compensation		200,000
Issuance of 1,853,423 shares of common stock as stock based compensation	300,000
Issuance of 2,000,000 shares of common stock for legal services	500,000
Issuance of 12,000,000 shares of common stock as stock based compensation	$3,000,000
Fair value of warrants associated with 7% convertible debentures	251,283
Fair value of options and warrants issued	2,022,651

See accompanying notes to financial statements.

ULTITEK, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)
December 31, 2005 (Restated) and 2004 and Nine Months Ended September 30, 2006 (Restated) (Unaudited)

	Common Stock
	Shares	Amount	Additional Paid in Capital	Retained Earnings (Deficit)	Comprehensive Income (Loss)	Stock Subscription Receivable	Total
Transport Authorization Information Systems, (TAIS) no par common stock	100	$45		$11,338	$16,626		$28,009
Reverse merger:
Merger with Ultitek, Ltd. cancellation of TAIS shares	(100)	(45)	$45
Issuance of common stock for TAIS	15,000,000	1,500	(45)	(1,455)
Net loss for the year ended December 31, 2004				(7,510)			(7,510)
Change in comprehensive income					1,215		1,215
Balance, December 31, 2004	15,000,000	1,500		2,373	17,841		21,714

Sale of common stock under private placement at $0.005 per share	7,000,000	700	34,300				35,000
Sale of common stock under private placement at $0.15 per share	737,000	74	110,476				110,550
Sale of common stock under private placement at $0.375 per share	53,333	5	19,995				20,000
Issuance of shares to officers and Directors at $0.017 - founders	25,000,000	2,500	422,500				425,000
Issuance of shares at $0.017 to founders	7,500,000	750	126,750			(450)	127,050
Issuance of shares for legal services at $0.72 per share	500,000	50	359,950				360,000
Net loss for the year ended December 30, 2005				(1,029,012)			(1,029,012)
Legal fees incurred in connection with private placements			(10,000)				(10,000)

See accompanying notes to financial statements.

ULTITEK, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)
December 31, 2005 (Restated) and 2004 and Nine Months Ended September 30, 2006 (Restated) (Unaudited)

	Common Stock
	Shares	Amount	Additional Paid in Capital	Retained Earnings (Deficit)	Comprehensive Income (Loss)	Stock Subscription Receivable	Total
Issuance of common stock under consulting agreement to former officer of TAIS	400,000	40	299,960				300,000
Change in comprehensive income(loss) for the year ended December 30, 2005					685		685
Balance, December 30, 2005	56,190,333	5,619	1,363,931	(1,026,639)	18,526	(450)	360,987

Issuance of common stock to Officers at $0.25 per share	12,000,000	1,200	2,998,800				3,000,000
Issuance of common stock for legal services at $0.25 per share	2,000,000	200	499,800				500,000
Issuance of options and warrants			2,022,651				2,022,651
Fair value of warrants issued with convertible debenture			251,283				251,283
Beneficial conversion feature associated with convertible debentures			573,783				573,783
Issuance of common stock under consulting agreement to former officer of TAIS	1,853,423	185	299,815				300,000
Subscription receivable, receipts						450	450
Net loss for nine months ended September 30, 2006 (unaudited)				(6,997,319)			(6,997,319)
Change in comprehensive income (loss) for the nine months ended September 30, 2006 (unaudited)					440		440

Balance, September 30, 2006 (unaudited)	72,043,756	$7,204	$8,010,063	$(8,023,958)	$18,966		$12,275

See accompanying notes to financial statements.

ULTITEK, LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 (Restated)
(Unaudited September 30, 2006 and 2005)

NOTE A – RESTATEMENTS

The Company’s financial statements for the three months ended March 31, 2006 and 2005, the six months ended June 30, 2006 and 2005, the three and nine months ended September 30, 2006, and for the year ended December 31, 2005 have been restated. The effects of the restatements are presented in the following table:

	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
	March 31, 2006		March 31, 2005		June 30, 2006		June 30, 2005
	As Reported	As Restated	As Reported	As Restated	As Reported	As Restated	As Reported	As Restated

Prepaid expenses (5)	$135,342	$276,342			$219,146	$336,146
7% Convertible debenture (1)	$70,000	$40,883			363,570	323,266
Common stock (2)	6,979	6,992			$6,979	$7,059
Additional paid in capital (2) (3) (4) (5)	1,007,471	6,280,758			1,192,381	7,910,208
Selling general and administrative Expenses (2) (3)	810,261	5,810,621	$27,196	$576,466	1,071,237	6,779,371	$120,193	$669,443
Interest Expense (4)	815	152,721			10,205	587,207
Accrued salaries and wages (2)	274,275	20,000			249,550	49,550
Retained earnings (deficit)	(1,250,959)	(6,303,177)			(1,406,433)	(7,767,036)

Earnings per share	$(0.01)	$(0.09)	$(0.01)	$(0.04)	$(0.02)	$(0.10)	$(0.01)	$(0.02)

	Three Months Ended September 30, 2006		Nine Months Ended September 30, 2006
	As Reported	As Restated	As Reported	As Restated

Prepaid expenses (5)	$220,381	$289,381	$220,381	$289,381
7% Convertible debenture (1)	365,388	329,921	365,388	329,921
Additional paid in capital (2) (3) (4) (5)	2,483,406	8,010,063	2,483,406	8,010,063
Selling general and administrative Expenses (2) (3)			1,617,522	6,454,726
Interest Expense (4)	8,834	593,812	19,039	604,017
Accrued salaries and wages (2)
Retained earnings (deficit)	(2,601,777)	(8,023,958)	(2,601,777)	(8,023,958)

Earnings per share	$(0.01)	$(0.08)	$(0.02)	$(0.08)

ULTITEK, LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 (Restated)
(Unaudited September 30, 2006 and 2005)

NOTE A – RESTATEMENTS (CONTINUED)

	Year Ended
	December 31, 2005
	As Reported	As Restated

Common stock (2)	$5,579	$5,619
Additional paid in capital (2) (3)	229,721	1,363,931
Selling general and administrative expenses (2) (3) (5)	330,342	979,592
Accrued salaries and wages (2)	219,133	19,133
Retained earnings (deficit)	(377,389)	(1,029,012)

Earnings per share	$(0.01)	$(0.03)

Notes:
(1)
Restated to give effect to the fair value of the warrants associated with the convertible debentures. The Company initially recorded the debentures at their face amount and did not record the relative fair value of the warrants. This restatement is to reduce the face value of the debenture and increase Additional paid-in capital based upon the relative fair value of the warrants in accordance with Accounting Principles Board Opinion 14. The total initial relative fair value of the warrants was determined to $251,283. The relative fair values of the warrants are being amortized into interest expense over the lives of the debentures. In determining the relative fair value of the warrants, the Company utilized the Black-Scholes option pricing model.

(2)
Restated to account for consulting contracts. The Company has agreements to pay the four former owners of TAIS a total of $400,000 per year, payable in stock or cash. The Company restated its financial statements to record the contracts at the dollar value of the contracts. The Company also has restated its financial statements to reflect the common stock issuable under these contracts as issued rather than as liabiliities.

(3)
Revaluation of shares issued to officers and directors, revaluation of options and warrants as a result of using the market price of the stock as traded on the “Pink Sheets” and the resulting change in volatility. The Company initially valued these shares at $70,000, revalued the shares to $132,000 based upon an independent valuation analysis and finally revalued the shares to $3,500,000 based upon the price traded on the “Pink Sheets”. The Company also revalued its options and warrants issued to officers and directors. The Company utilized the Black-Scholes option pricing model. The initial input in the model utilized the stock price determined by the independent valuation analysis rather than the “Pink Sheet” price. The initial Black-Scholes value of the options and warrants was $686,300 and the revised Black-Scholes value of the options and warrants was $2,022,651.

(4)
Restated to give effect to beneficial conversion feature relating to convertible debentures. The Company initially determined that no beneficial conversion features existed utilizing the stock prices computed in the independent valuation analysis. The Company revised its computation to utilize the “Pink Sheet” trading price of the stock. As a result of this revised computation, beneficial conversion features of $573,783 during the nine months ended September 30, 2006 were recognized.

(5)
Restated to revise the valuation of legal services which were initially recorded at $75,000, which was the determined value of the services received, to $360,000, which was the price traded on the “Pink Sheets”. The legal fees were prepaid in 2005 and are being amortized as the services are being performed. For the nine months ended September 30, 2006, $216,000 of these prepaid legal fees were expenses as the services were rendered.

NOTE B – NATURE OF BUSINESS

Ultitek, Ltd. (the “Company”) incorporated on March 11, 2006, is a Nevada corporation working through its wholly owned Russian subsidiary which owns and operates a computerized reservation system (“CRS”), a global distribution system (“GDS”) and operation systems for the airlines, to be marketed worldwide.

Reverse Merger

On March 11, 2005, the Company entered into a share exchange agreement with Transport Automation Information Systems (TAIS) to exchange 15,000,000 shares of the Company’s common stock for all of the issued and outstanding shares of TAIS. In connection with the merger, TAIS became a wholly owned subsidiary of the Company. Prior to the merger, the Company was a non-operating “shell” corporation. For financial statement purposes, the merger has been reflected in the financial statements as though it occurred on January 1, 2004. The historical statements prior to the date of merger are those of TAIS. Since the merger is a recapitalization and not a business combination, pro-forma information is not presented.

NOTE C – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results could differ from those estimates.

ULTITEK, LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 (Restated)
(Unaudited September 30, 2006 and 2005)

NOTE C – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

The Company considers all highly-liquid investments with an original maturity of three months or less to be cash equivalents. There are no cash equivalents at September 30, 2006, December 31, 2005, and December 31, 2004.

Office Equipment and Related Depreciation

Office equipment is stated at cost and is depreciated using the straight line method over the estimated useful lives of the respective assets (five years). Routine maintenance, repairs and replacement costs are expensed as incurred and improvements that extend the useful life of the assets are capitalized. When office equipment is sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is recognized in operations.

Fair Values of Financial Instruments

The Company uses financial instruments in the normal course of business. The carrying values of cash equivalents, accounts receivable, accounts payable, accrued expenses and other current liabilities approximate their fair value due to the short-term maturities of these assets and liabilities.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS 109”). SFAS 109 requires the determination of deferred tax assets and liabilities based on the differences between the financial statement and income tax bases of assets and liabilities, using estimated tax rates in effect for the year in which the differences are expected to reverse. The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized. In determining the valuation allowance, the Company considers factors such as the reversal of deferred income tax liabilities, projected taxable income and the character of income tax assets and tax planning strategies. A change to these factors could impact the estimated valuation allowance and income tax expense.

Net Income (Loss) Per Common Share

The Company computes per share amounts in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 128, “Earnings per Share”. SFAS No. 128 requires presentation of basic and diluted EPS. Basic EPS is computed by dividing the income (loss) available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is based on the weighted-average number of shares of common stock and common stock equivalents outstanding during the period. A fully diluted calculation was not presented since the results would be anti-dilutive.

Consolidated Financial Statements

The consolidated financial statements include the Company and its wholly owned subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation.

ULTITEK, LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 (Restated)
(Unaudited September 30, 2006 and 2005)

NOTE C – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Work in Progress

Work in progress represents consulting projects billable in accordance with the terms of a contract at specified stages of completion and consists of accumulated costs of materials and time charges not yet billed.

Stock-Based Compensation

The Company accounts for stock based compensation using the fair value method.

The Company accounts for employee stock based compensation and stock issued for services using the fair value method. In accordance with Emerging Issues Task Force (“EITF”) 96-18, the measurement date of shares issued for services is the date at which the counterparty’s performance is complete.

For services in which the Company issues its common stock, the Company utilizes the fair value of its common stock at month-end and accrues the value of shares to be issued in Stockholders’ Equity, even if the shares have not yet been issued. Accordingly, earnings per share computations are adjusted.

Software Costs

Software development costs are accounted for in accordance with SFAS No. 86 “Accounting for the Costs of Computers, Software to be Sold, Leased, or Otherwise Marketed” and Statement of Position (“SOP”) No. 98-1 “Accounting for the Costs

Software Costs (Continued)

of Computer Software Developed or Obtained for Internal Use”, issued by the American Institute of Certified Public Accountants (“AICPA”.)

Revenue Recognition

The Company derives revenue from the following sources: (1) software, which includes the sale of software license’s, and (2) services, which includes consulting and maintenance.

The Company records revenue pursuant to SOP No. 97-2, “Software Revenue Recognition”, issued by the AICPA.

For software license arrangements that do not require significant modification or customization, we recognized new software license revenue when: (1) we enter into a legally binding arrangement with a customer for the license of software; (2) we deliver the products; (3) customer payment is deemed fixed and determinable and free of contingencies or significant uncertainties; and (4) collection is probable. Substantially all of our new software license revenues are recognized in this manner.

Revenues from consulting services are generally recognized as the services are performed.

In certain consulting contracts, modifications to software may be accounted for based upon contract accounting using the completed contract method. Contract accounting is applied to any arrangement: (1) that includes milestones or customer specific acceptance criteria that may effect collection of software license fees; (2) where services include significant modification or customization of software; or (3) where software license payment is tied to the performance of consulting services.

ULTITEK, LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 (Restated)
(Unaudited September 30, 2006 and 2005)

NOTE C – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign Currency Translation

The Company considers the Russian ruble to be its functional currency. Assets and liabilities were translated into U.S. dollars at the period end exchange rates. Statement of Operations amounts were translated using the average rate during the year. Gains and losses resulting from translating foreign currency financial statements were accumulated in other comprehensive income (loss), a separate component of stockholder’s equity (deficit).

Convertible Debentures

The Company accounts for its convertible debentures with detachable warrants in accordance with Accounting Principles Board (“APB”) Opinion 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants (as amended)”, which requires the portion of the proceeds of debt securities issued with detachable warrants which is allocable to the warrants to be accounted for as Paid-in capital. The allocation is based upon the relative fair value method.

Beneficial Conversion Features

The Company follows EITF 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments”, and EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” in accounting for beneficial conversion features associated with its convertible debentures. A beneficial conversion feature is computed as the difference between the effective conversion price and the fair value of the stock at the commitment date multiplied by the number of shares which the security is convertible. The effective conversion price is determined by first allocating the portion of the proceeds to the detachable warrants using the relative fair value method.

Recent Accounting Pronouncements

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 (SFAS 153), “Exchanges of Non-monetary Assets.” SFAS 153 amends the guidance in APB No. 29, “Accounting for Non-monetary Assets.” APB No.29 was based on the principle that exchanges of non-monetary assets should be measured on the fair value of the assets exchanged. SFAS 153 amends APB No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 151 is effective for financial statements issued for fiscal years beginning after June 15, 2005. The adoption of SFAS 153 is not expected to have a material effect on the Company’s financial position or results of operations.

In December 2004, the FASB revised Statement of Financial Accounting Standards No. 123 (SFAS 123(R)), “Accounting for Stock-Based Compensation.” The SFAS 123(R) revision established standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services and focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. It does not change the accounting guidance for share-based payment transactions with parties other than employees. For public entities that file as small business issuers, the revisions to SFAS 123(R) are effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. Implementation of SFAS 123(R) is not expected to have a material impact on the Company’s financial position or results of operations.

In May 2005, the FASB issued SFAS no. 154, “Accounting Changes and Error Corrections (“SFAS No. 154”) which replaces APB Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements-An Amendment of ABP Opinion No. 28. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. Specifically, this statement requires “retrospective application” of the direct effect for a voluntary change in accounting principle to prior periods’ financial statements, if it is practical to do so. SFAS No. 154 also strictly defines the term “restatement” to mean the correction of an error revising previously issued financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and are required to be adopted by the Company in the first quarter of fiscal year 2007. Although it will continue to evaluate the application of SFAS No. 154, management does not currently believe adoption will have a material impact on our results of operations, financial position or cash flows.

ULTITEK, LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 (Restated)
(Unaudited September 30, 2006 and 2005)

NOTE D – OFFICE EQUIPMENT

Equipment is comprised of the following:

	September 30,	December 31,
	2006	2005	2004
	(Unaudited)
Office equipment, primarily computers	$101,437	$82,649	$57,542
Less accumulated depreciation	(49,419)	(37,604)	(22,539)
	$52,018	$45,045	$35,003

NOTE E – 7% CONVERTIBLE DEBENTURES

On February 14, 2006, the Company borrowed $70,000 under a 7% Convertible Debenture due 60 months from the date of execution. The Debenture is convertible at the holder’s option at $0.02 per share. Additionally, the Company issued a five year warrant to the holder to purchase 3,500,000 shares at $0.02 per share. The warrant is protected by anti-dilution provisions. The Company has separated the warrant from the Convertible Debenture and recorded the relative fair value of the warrant as a reduction of the Convertible Debenture and an increase in Stockholders’ Equity in accordance with the provisions of APB 14. The unamortized discount of $29,367 is being amortized over 7 years at an implied compounded annual interest rate of 18.389%. The relative fair value of the warrant associated with the convertible debenture was calculated utilizing the Black-Scholes option pricing model.

The relative fair value of warrants granted was determined to be $0.0398. The relative fair value was estimated using the Black-Scholes option pricing model based on the weighted average assumptions of:

Risk-free rate	4.69%
Volatility	89%
Expected life	2.5 years
Dividend yield	0%

The Company computed a beneficial conversion feature of $151,867. This feature was determined by subtracting the effective conversion price of $0.012 from $0.055, which was the fair value of the Company’s stock at February 14, 2006, multiplied by the 3,500,000 shares which the debenture is convertible into. The entire beneficial conversion is included in Interest Expense as the debenture is immediately convertible into common stock.

On May 3, 2006, the Company issued a 7% $500,000 Convertible Debenture due 2013. The Debenture bears interest at the rate of 7% and is payable at the holder’s option in cash and or stock. The Debenture is convertible into the Company’s stock at $0.05 per share. Additionally, the Company issued a 7 year warrant for 10,000,000 shares which is immediately exercisable. The conversion privileges are protected by anti-dilution provisions. The Debenture is unsecured.

ULTITEK, LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 (Restated)
(Unaudited September 30, 2006 and 2005)

NOTE E – 7% CONVERTIBLE DEBENTURES (Continued)

The Company has separated the warrant from the Convertible Debenture and recorded the relative fair value of the warrant as a reduction of the Convertible Debenture and an increase in Stockholders’ Equity in accordance with the Provisions of APB 14. The Company determined the total relative fair value of these warrants to be $558,613.

The relative fair value of warrant was determined to be $0.0559. The fair value was estimated using the Black-Scholes option pricing model based on the weighted average assumptions of:

Risk-free rate	5.01%
Volatility	139%
Expected life	5 years
Dividend yield	0%

The Company computed a beneficial conversion feature of $421,916. This feature was determined by subtracting the effective conversion price of $0.028 from $0.070, which was the fair value of the Company’s stock at May 3, 2006, multiplied by the 10,000,000 shares which the debenture is convertible. The entire beneficial conversion is included in Interest Expense as the debenture is immediately convertible into common stock.

NOTE F – NOTE PAYABLE TO INDIVIDUAL

On July 15, 2005, the Company borrowed $50,000 from an individual who is indirectly related to the President of the Company. The note bears interest at the rate of 6% per annum, is unsecured and is due July 15, 2006. The loan was repaid in July 2006.

NOTE G – STOCKHOLDERS’ EQUITY (DEFICIT)

In connection with the share exchange agreement dated March 11, 2005, the Company issued 15,000,000 shares at par to acquire Transport Automation Information Systems (TAIS).

On May 19, 2005, the Company, under a private placement agreement, issued 7,000,000 shares of its common stock at $0.005 per share.

On June 2, 2005, the Company issued a total of 32,500,000 shares of stock of officers and directors of the Company at $0.017. These shares represent founder’s shares of stock which were authorized by the Board of Directors on March 11, 2005 upon formation of the Company. Accordingly, Stock Board Compensation was recorded aggregating $425,000.

Between August 1, 2005 and November 30, 2005, the Company, under a private placement agreement, issued 737,000 shares of its common stock at $0.15 per share.

On March 17, 2005, the Company, under a private placement agreement, issued 53,333 of its common stock at $0.375 per share.

In connection with legal services, the Company issued 500,000 shares of its common stock on November 15, 2005 at $0.72 in exchange for future legal services. The fair value of the common stock issued was utilized in measuring stock based compensation and $360,000 was recorded in prepaid expenses since the service had not yet been performed.

The prepaid legal fees are being amortized over the period that the services are being performed. In the nine months ended September 30, 2006, $216,000 of the prepaid legal fees have been amortized.

ULTITEK, LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 (Restated)
(Unaudited September 30, 2006 and 2005)

NOTE G – STOCKHOLDERS’ EQUITY (DEFICIT) (CONTINUED)

On January 31, 2006, the Company issued 12,000,000 shares of its common stock to officers at $0.25 per share for compensation services performed. Accordingly, Stock Based Compensation was recorded aggregating $3,000,000.

In connection with legal services, the company issued 2,000,000 shares of its common stock on January 31, 2006 at $0.25 per share for services performed. The fair value of the common stock issued was utilized in measuring stock based compensation as this amount was more reliably measurable than the fair value of the consideration received.

On January 2, 2006, the Company signed a management consulting agreement with the four former owners of TAIS for $100,000 a year each. During the period March 15, 2005 to March 15, 2006, each employee will receive 133,333 shares of the Company’s common stock. During the period March 15, 2006 to March 15, 2010, the annual consulting fee remains at $100,000 and is payable monthly in common stock of the Company or cash when the Company has sufficient cash to meet the commitments. Should the Company not be trading on the Over the Counter Bulletin Board, a discount of 25% is applicable to the trading price.

At December 31, 2005, the Company recorded $300,000 in consulting fees and has recorded 400,000 shares of common stock as issued and outstanding. During the nine months ended September 30, 2006, the Company recorded $300,000 in consulting fees and has included in shares outstanding an additional 1,853,423 shares of common stock. To date, the shares have not been issued.

NOTE H – PROVISION FOR INCOME TAXES

The Company’s Russian subsidiary has an annual tax provision. The Russian tax rate is 24%. The difference between the effective tax rate per the statements of operations and the 24% Russian tax rate is due to (A) the disallowance of certain expenditures in Russia which are paid from surplus and (B) the U.S. losses of the parent company. The U.S. corporation has a carry forward loss of $150,000 which expires in 2025.

NOTE I – COMMITMENTS

Consulting Fees

On January 2, 2006, the Company signed a management consulting agreement with the four former owners of TAIS for $100,000 a year each. During the period March 15, 2005 to March 15, 2006, each employee will receive 133,333 shares of the Company’s common stock. During the period March 15, 2006 to March 15, 2010, the annual consulting fee remains at $100,000 and is payable monthly in common stock of the Company or cash when the Company has sufficient cash to meet the commitments. Should the Company not be trading on the Over the Counter Bulletin Board, a discount of 25% is applicable to the trading price.

Leased Facilities

Both the Company’s office facility in the U.S. and its facility in Russia are occupied on an annual renewal basis. Rent expense for the six months ended June 30, 2006 and 2005 was $54,000 and $56,000, respectively. Rent expense for the years ended December 31, 2005 and 2004 was $108,000 and $107,750, respectively.

ULTITEK, LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 (Restated)
(Unaudited September 30, 2006 and 2005)

NOTE J – STOCK OPTION AND WARRANT AGREEMENTS

Between January 2, 2006 and February 14, 2006, the Company issued 1,000,000 options and 97,023,333 warrants. All 1,000,000 options and 77,753,333 warrants were issued to employees and 19,270,000 warrants were issued to consultants. These options and warrants are exercisable immediately and expire 5 years from the date of issuance and requires physical settlement by the Company. The following is a summary of the Company’s options and warrants:

	Options Outstanding	Weighted Average Exercise price	Warrants Outstanding	Weighted Average Exercise price
Balance, December 31, 2005
Granted	1,000,000	$0.10	97,023,333	$0.02
Exercised
Cancelled
Balance, September 30, 2006	1,000,000	$0.10	97,023,333	$0.02

The average fair value of options granted was $0.18 and the average fair value of warrants granted was $0.02. The fair value was estimated using the Black-Scholes option pricing model based on the weighted average assumptions of:

	Options	Warrants
Risk-free rate	4.32%	4.32% - 4.65%
Volatility	75%	75% - 86%
Expected life	2.5 years	2.5 - 4 years
Dividend yield	0%	0%

The following summarized stock options and warrants outstanding and exercisable at September 30, 2006:

Exercise Price	Options	Average Life	Average Exercise Price	Warrants	Average Life	Average Exercise Price
$0.02				96,853,333	4.69	$0.02
$0.10	1,000,000	4.58	$0.10
$0.15				170,000	4.58	$0.15

During the nine months ended September 30, 2006, the Company recognized $2,022,651 in expense related to the issuance of these options and warrants which is classified as Stockholders’ Equity.

NOTE K – UNAUDITED INTERIM FINANCIAL STATEMENTS

The unaudited interim financial statements at September 30, 2006 and 2005 have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the U.S. Securities and Exchange Commission, and should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2005 and 2004. In the opinion of management, all adjustments consisting of normal recurring accruals considered necessary for a fair presentation of financial position and the results of operations for the nine months ended September 30, 2006 and 2005 have been included. Operating results for the nine months ended September 30, 2006 are not necessarily indicative of the results that may be expected for the full year.

PART III

The following exhibits required by Item 601 of Regulation S-B are filed with this Registration Statement.

Exhibit Number	Description

2.1*	Certificate of Incorporation and Amendments
2.1.1*	Amendment, dated February 15, 2006, of Certificate of Incorporation of Ultitek, Ltd.
2.2*	By-Laws
3.1*	Form of Warrant, dated January 2, 2006, to purchase shares of common stock of Ultitek, Ltd. for $0.15 per share.
3.2*	Form of Stock Option Agreement, dated January 2, 2006, to purchase shares of common stock of Ultitek, Ltd. for $0.10 per share
3.3*	Form of Warrant, dated February 14, 2006, to purchase shares of common stock of Ultitek, Ltd. for $0.02 per share
3.4*	7% Convertible Debenture, dated February 14, 2006, for the principal amount of $70,000 issued to Semyon Zlochevsky
3.5*	Registration Rights Agreement, dated February 14, 2006, between Ultitek, Ltd. and Semyon Zlochevsky
3.6*	7% Convertible Debenture, dated May 3, 2006, for the principal amount of $500,000 issued to Semyon Zlochevsky
3.7*	Registration Rights Agreement, dated May 3, 2006, between Ultitek, Ltd. and Semyon Zlochevsky
3.8*	Warrant Agreement, dated February 14, 2006, between Ultitek, Ltd. and Semyon Zlochevsky
3.9*	Warrant Agreement, dated May 3, 2006, between Ultitek, Ltd. and Semyon Zlochevsky
7.1*	Material Foreign Patents
7.2*	Patents Translation Certification
8.1*	Share Exchange Agreement - Ultitek and TAIS

* Previously filed as an exhibit to the Registrant’s Registration Statement on Form 10-SB, as amended (File No.: 000-51819), filed with the Securities and Exchange Commission and incorporated by reference herein.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 8 to Registration Statement on Form 10-SB (File No.: 000-51819) to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTITEK, LTD.

Dated: January 24, 2007	By:	/s/ Roman Price
Roman Price
President and Chairman

By:	/s/ Ernest J. Sabato
Ernest J. Sabato
Secretary